Complete Financial Statements in IFRS Itaú Unibanco Holding S.A. December 31, 2025

2 2024 Recurring Result Credit Portfolio1 ROE Recurring R$45.4 billion R$1.5 trillion 21.8% Performance 2025 X 2024 Net interest Income2 R$120.0 billions 2024 9.5% 5.7% 2024 8.6% 38.8% Efficiency Ratio3 Tier 1 Capital Ratio 13.8% -70 bps The credit portfolio1 expanded in all segments in Brazil: 6.2% in individuals and 6.8% in companies. In addition, there was an increase of 2.0% in Latin America. Increase of 3.1% in services and insurance, mainly due to the 25.1% increase in income from insurance and private pension contracts, as a result of higher insurance sales, mainly related to life and credit life. There was a 0.2% reduction in commissions and banking fees, due to the lower revenues related to current account services and payments and collections. The expected credit loss from financial assets decreased by 10.8% due to lower expected credit loss with other financial assets. 70 bps -120 bps Management Report Highlights of 2025 Key indicators and ratios of our performance from January to December 2025 over the same period of the previous year:2025 The 8.6% growth in net interest income² was mainly related to the increases in: (i) revenues with loan operations, due to higher volume; (ii) financial assets at amortized cost; and (iii) interbank deposits. General and administrative expenses decreased by 0.3%, mainly due to the reduction in selling of non-financial products, provision for tax and social security lawsuits and other risks. Our efficiency ratio³ in the year of 2025 decreased 70 bps compared to the previous year and stood at 38.8%. 1 Credit portfolio includes financial guarantees provided and private securities. 2 The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. 3 Efficiency ratio based in BRGAAP managerial disclosure.

We present below the key indicators comprising our results: In R$ billions Income information 2025 2024 Variation Operating Revenues1 175.1 174.7 0.2% Net Interest Income2 120.0 110.5 8.6% Commissions and Banking Fees and Income from Insurance and Private Pension Contracts3 55.7 54.1 3.1% Expected Credit Loss from Financial Assets (28.8) (32.3) -10.8% General and Administrative Expenses (79.2) (79.4) -0.3% Net Income 45.8 42.1 8.8% Net Income Attributable to Owners of the Parent Company 44.9 41.1 9.2% Recurring Result 45.4 41.4 9.5% Return on Average Equity - Annualized4 21.6% 20.9% 60 bps Recurring Return on Average Equity - Annualized5 21.8% 21.1% 70 bps Shares 20256 2024 Variation Net Income per Share - R$6 4.05 3.71 9.4% Book Value per Share - R$ (in circulation on 12/31) 18.55 19.06 -2.7% Dividends and Interest on Own Capital net of Taxes per Share - R$ 2.87 2.32 23.4% Average Financial Daily Trading Volume 1.8 1.5 21.4% B3 (ON+PN) 0.8 0.8 2.2% NYSE (ADR) 0.9 0.7 45.3% Market Capitalization7 422.5 282.3 49.7% 3 6 1 The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from Insurance Contracts and Private Pension, net of Reinsurance, and (vii) Other Income. For better comparability, the tax effects of managerial adjustments were reclassified. 2The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions. For better comparability, the tax effects of managerial adjustments were reclassified. 3The sum on the Commissions and Banking Fees and Income from Insurance Contracts and Private Pension, net of Reinsurance. 4 The Return is calculated by dividing the Net income attributable to owners of the parent company by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. 5 The return is calculated by dividing the Recurring Result by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. 6The net income per share is calculated based on the weighted average number of outstanding shares for the period. The number of outstanding shares has been adjusted to reflect the bonus shares of: (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022. 7 Source: Bloomberg.

Know more Over the past four years, we have undergone a major cultural and digital transformation, becoming more agile, integrated, and client-focused, adopting new technologies and ways of working. This scenario requires courage, the ability to prioritize, and maturity to make choices. With this in mind, we have launched a new value in our culture: "We make choices and decisions", reinforcing that, in a collaborative and humane place, we learn and grow stronger with every decision we make together. We launched the Global Account integrated into the SuperApp At Itaú Personnalité, we launched the Global Account to provide our clients with a complete experience throughout their entire travel journey and planning. We offer an international debit card for transactions in dollars and euros, available in 180 countries and operating 24 hours a day. The account is integrated into the SuperApp and reinforces our commitment to delivering increasingly simple, complete, and personalized journeys to our clients. We launched a relationship program for Small and Medium Enterprises (SMEs) We launched the Mais Vantagens (More Advantages, in Portuguese), the first relationship program in the Brazilian financial sector exclusively for legal entities and fully integrated into the Itaú Empresas app. With a simple structure, we recognize and reward our SMEs clients according to their use of products and services, allowing them to advance through five relationship levels and unlock personalized and progressive benefits. The program helps us value the primacy and engagement of our clients. 4 Being an Ituber means having the courage to take a stand Being an Ituber means know how to prioritize Being an Ituber means know how to make trade-offs Initiatives in 4Q25 Know more Know more Itubers Culture: We make choices and decisions

We are included in the list of companies with an A rating in the CDP index We achieved an “A” rating in the CDP Climate Change questionnaire, a result that encourages us to continue improving our transparency and environmental performance. This achievement reinforces our commitment to ethics, sustainability, and quality information, which are essential for investors to assess environmental risks and opportunities, in addition to further strengthening our role as a Climate Transition bank. We launched the ESG Partner sustainability seal The ESG Partner sustainability seal aims to certify real estate projects financed based on good ESG practices and encourage our clients to adopt sustainable initiatives. This initiative is aligned with our goal of mobilizing R$1 trillion in sustainable finance by the end of 2030, in addition to providing financial incentives for eco-efficient construction. 5 Know more Initiatives in 4Q25 Know more

In 2025, we were recognized in multiple areas and themes that we consider fundamental. The awards we received are indicators that we are heading in the right direction and serve as an incentive for us to continue advancing in our relationships with clients, investors, and employees. 6 Awards and Recognitions LinkedIn Top Companies 1st place FIA and Estadão Most Incredible Places to Work Award 2025 – Career Highlight Customer Centricity World Series 2025 Better use of artificial intelligence in clients interaction Euromoney Best bank in Brazil in the following categories: • Products • Technology • Customer Service in Cash Management Extel Annual Ranking (formerly Institutional Investor) • 1st place in all 8 Executive Team categories (Sell-Side, Buy-Side and Consolidated) • Best in Research Latin America and Brazil, Sales Brazil, and Corporate Access Brazil Customer Centricity World Series 2025 LATAM Best Measurement in CX Reclame Aqui Award 1st place in 8 categories Abrasca Award Best Integrated Annual Report in the Public Companies category Global Finance World's Best Investment Bank 2025 1st place in the following categories: • Best in Emerging Markets – Global • Best Equity Bank – Latin America The Banker Top 1000 World Banks 2025 Best Performing Bank Investment Banking Awards 2025 Investment Bank of the Year – Latin America Bank of the Year Awards 1st place in the Bank of the Year Brazil category LatinFinance Bank of the Year – Brazil 2025 Global Finance | World’s Best Investment Bank 2025 Best Bank in the following categories: • Sustainable Financing in Emerging Markets • ESG-Related Loans • Transition/Sustainability Linked Loans S&P Global Sustainability Yearbook 2025 We were recognized as one of the companies with the best sustainability practices in the world Brand Finance Brazil 100 2025 Brazil's most valuable brand Innovation Sustainability Brand People Business Communication, transparency, and clients relations

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people’s transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment. BRAZIL LATAM1 TOTAL Value (R$ millions) Number of projects Value (R$ millions) Number of projects Value (R$ millions) Non-incentivated2 505.8 1,099 39.5 179 545.3 Education 279.4 433 11.0 56 290.4 Sport 1.4 11 2.0 4 3.3 Culture 158.7 541 8.1 77 166.8 Urban mobility 39.8 10 12.9 3 52.8 Diversity 8.0 48 3.0 11 11.0 Innovation and Entrepreneurship 5.2 14 0.4 2 5.6 Local Develop. and Participation 12.6 33 0.4 24 13.0 Healthcare 0.6 9 1.7 2 2.3 Incentivated3 318.1 539 4.2 33 322.3 Culture 127.0 255 0.9 10 127.9 Education 32.1 71 1.6 15 33.7 Sport 63.6 79 — — 63.6 Healthcare 61.8 40 — — 61.8 Longevity 31.9 62 — — 31.9 Innovation and Entrepreneurship 1.7 32 — — 1.7 Local Develop. and Participation — — 1.7 8 1.7 Total 823.9 1,638 43.7 212 867.6 7 1 The values in foreign currency were converted to Brazilian reais on December 31, 2025. 2 Own funds of the bank’s companies and in-house budgets of the foundations and institutions. 3 Tax incentive resources under laws such as the Rouanet Law, Sports Incentive, among others. Private Social Investment

Tier 2 Subordinated Financial Bills We inform to the market that we exercised, on November 13, 16, 18, 19 and 24, and December 2, 20251, the option to repurchase all of the Tier 2 Subordinated Financial Bills, indexed to the DI rate, issued by the Company between November 12 and December 2, 2020, maturing in November and December 2030, respectively, in the amount of R$3.6 billion. The impact of the repurchase of the Financial Bills on the Company's Tier 2 capital ratio was 20 basis points2. 1 Or on the next business day. 2 Calculated on a capital basis as of September 30, 2025. Tier 2 Subordinated Notes Early Redemption We inform to the market that on January 15, 2026, we exercised the call option to all Level 2 Subordinated Notes issued on January 15, 2021, in the amount of US$500 million. These notes have a coupon of 3.875% per year and were originally scheduled to mature on April 15, 2031. The estimated impact of the call on the Company's Tier 2 capital ratio will be 18 basis points¹. ¹Considering the exchange rate as of September 30, 2025 of BRL5.3186/USD and calculated on the capital base of September 30, 2025. Payment of Dividends and Interest on Capital (IOC) and Cancellation of Shares We hereby announce that the Board of Directors has approved the payment1 of: (i) Dividends, in the amount of R$1.868223 per share, paid on December 19, 2025; (ii) IOC, in the amount of R$0.369750 per share, with a 15% withholding tax2, resulting in net interest of R$0.3142875 per share, that will be paid in March 06, 2026. The payments total R$23.4 billion, and the calculation basis used was the final stockholding position recorded on December 9, 2025, with its shares traded "ex-rights" since December 10, 2025. In addition, the Board of Directors also approved the cancellation of 78,850,638 preferred shares, in the amount of R$3 billion, without reducing the subscribed and paid-in share capital. These shares were acquired by the Company through the current Buyback Program and were held in treasury. As a result of this cancellation, the share capital of R$124,063,060,190.00 will now be represented by 10,705,698,245 book-entry shares, without par value. 1 In addition to the amounts previously declared relating for the fiscal year of 2025. 2 Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. 8 Access the Announcement to the Market of 11.11.2025 Access the Announcement to the Market of 12.16.2025 Access the Announcement to the Market of 11.27.2025 Access the Notice to Shareholders of 02.04.2026

Monthly Payment of Interest on Capital – Year of 2026 | Change in the Income Tax Rate We inform our shareholders that the gross amount of the monthly IOC for the year of 2026 has been adjusted due to Law No. 224/2025, which changed the withholding income tax rate from 15% to 17.5%. The net amount of R$0.015 per share will be maintained for the monthly payments in 2026, resulting in a gross amount of R$0.018182 per share¹. 1 Except for the corporate shareholders able to prove that they are immune or exempt from such withholding income tax, in accordance with the legislation. Renewal of the Stock Buyback Program We communicate to our stockholders that the Board of Directors, meeting on February 4, 2026, has resolved to: To approve a new stock buyback program for treasury shares¹, which will be in effect from February 4, 2026, to August 5, 2027, authorizing the acquisition of up to 200,000,000 treasury preferred shares, without reducing the value of the share capital. We inform you that the new share buyback program aims to: (a) cancel the shares issued by the Company; and (b) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of their compensation models, their long-term incentive plans, and their institutional projects. ¹According to paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM Resolution No. 77/22. Bonus shares We inform our stockholders that the Company's Board of Directors approved, on December 18, 2025, a 3% share bonus, granted free of charge to holders of ITUB3, ITUB4 and ITUB shares. Shareholders who held shares in their final shareholding position on December 23, 2025, in Brazil, and December 29, 2025, in the United States, were entitled to the bonus. Acquisition of Equity Interest (FIC and Investcred) We hereby inform the market that we have entered into agreements to acquire the equity interests held by Companhia Brasileira de Distribuição (CBD), Grupo Casas Bahia (GCB), and, in the future, Sendas Distribuidora (Assaí) in Financeira Itaú CBD (FIC). Furthermore, Itaú Unibanco S.A. will acquire all of GCB's equity interests in Banco Investcred, thus gaining full control of Investcred. The completion of these transactions is subject to regulatory approvals and other contractual conditions, and is not expected to have a significant impact on Itaú's results. FIC and Investcred clients will continue to receive normal service and can use their credit cards at CBD, GCB, Assaí stores and other establishments. Any changes to the products will be communicated in due course through the institutions' official channels. WWD 9 Access the Announcement to the Market of 12.08.2025 Access the Material Fact 12.18.2025 Access the Material Fact of 02.04.2026 Access the Notice to Shareholders of 01.26.2026

Compliance with the provisions on equity policy set forth in Law No. 15,177/2025 Itaú Unibanco reaffirms its commitment to diversity and inclusion, essential values for our corporate culture. We are dedicated to building a team that reflects Brazilian society, promoting opportunities and fair treatment for all. Salary equity is a priority, and we have conducted continuous studies and actions to ensure this balance, adjusting salaries as necessary to ensure gender and racial equity, following the criteria of Brazilian legislation. In accordance with Law No. 15,177/25, which amends Law No. 6,404/76, we will now disclose the total number and percentage of women at the end of the fiscal year, and the annual compensation statement, segregated by gender and hierarchical level. Considering that the values of variable and occasional compensation for the 2025 fiscal year (first reporting period) are not yet available, the complete report will be included in the Manual of the Ordinary General Meeting (article 133 of the Brazilian Corporations Law). Acknowledgments We thank our employees who, even in the face of intense transformation, constantly adapt and commit to delivering the best solutions to our clients, allowing us to continue achieving solid results. We thank our clients and shareholders for their interest and trust in our work, motivating us to always do better. (Approved at the Board of Directors Meeting of February 4, 2026). 10

Independent auditing Our policy for contracting non-audit services from our independent auditors, including subsidiaries, is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles consist of: (a) the auditor must not audit his own work, (b) the auditor must not exercise managerial functions in his client and (c) the auditor must not promote the interests of his client. In accordance with CVM Resolution No. 162/22, in the 2025 financial year Itaú Unibanco Holding S.A. and its subsidiaries contracted independent auditing services in the amount of R$87.7 million, and the fees for services other than independent auditing did not exceed 5% of this total. 11

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 (A free translation of the original in Portuguese) Consolidated financial statements at December 31, 2025 and independent auditor's report 12

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 (A free translation of the original in Portuguese) Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2025 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Institution and its subsidiaries as at December 31, 2025, and their financial performance and their cash flows for the year then ended, in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 13

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2(c) IV.III, 10 and 28) The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes that use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk. Furthermore, management regularly reviews the judgments and estimates used in determining the provision for expected loss. The financial instruments measured at fair value include operations with low liquidity and/or no active market, substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models which involve Management's assumptions for their fair valuation. Additionally, obtaining market data can be complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters continued to be an area of focus of our audit for the year ended December 31, 2025, due to their relevance and degree of subjectivity, as mentioned above. We confirmed our understanding of the process for measuring the expected credit loss provision and the financial assets and liabilities in accordance with international standard IFRS 9 Financial Instruments . Regarding the methodology for provision for expected loss, we performed a number of audit procedures substantially related to: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we performed tests on Management's documentation related to guarantees, credit renegotiations, the counterparty risk assessment, payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs for the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in compliance with the requirements of International Accounting Standards IFRS 7 - Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by Management in determining and recording the provision for expected loss disclosed in the financial statements are consistent with the information analyzed in our audit. Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: (i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; (ii) update our 14

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instrument's disclosed in the accompanying notes to the Financial Statements are consistent with the information analyzed in our audit. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the Information Technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we updated our assessment on the Information Technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. Additionally, we performed procedures that involved a combination of tests of the design and effectiveness of the relevant controls, as well as tests related to information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 29) The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities We confirmed our understanding and tested the design, and the effectiveness of the main controls 15

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus. used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision for judicial and administrative proceedings, as well as the information disclosed in the financial statements are consistent with the information analyzed in our audit. Other matters - Statements of Value Added The consolidated Statement of Value Added for the year ended December 31, 2025, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this statement is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the consolidated financial statements taken as a whole. Reconciliation of net income and stockholders' equity (Note 33 (a)) The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank - BCB and the consolidated financial statements prepared in accordance with International Accounting Standard ("BCB GAAP and IFRS Reconciliation"), for the year ended December 31, 2025, prepared 16

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. under the responsibility of the Bank's management, as described in Note 33 (a), and in compliance with the requirements of the BCB standards, is presented as supplementary information for IFRS Accounting Standards purposes. This information was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements for the purpose of expressing an opinion on whether it is reconciled with the consolidated financial statements and accounting records, as applicable. ln our opinion, this BACEN GAAP and IFRS Accounting Standards reconciliation has been prepared, in all material respects, and is consistent with the consolidated financial statements taken as a whole. Other information accompanying the consolidated financial statements and the independent auditor's report The Banks's management is responsible for the other information that comprises the Management Report. Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the IFRS International Accounting Standard, issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process. Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, 17

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. 18

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 19

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Balance Sheet (In millions of reais) Assets Note 12/31/2025 12/31/2024 Cash 37,144 36,127 Financial assets 2,880,511 2,673,301 At Amortized Cost 2,042,788 1,912,804 Central Bank of Brazil deposits 167,275 160,698 Interbank deposits 4 66,195 66,931 Securities purchased under agreements to resell 4 280,595 243,220 Securities 9 329,965 327,507 Loan and lease operations 10 1,083,798 1,025,493 Other financial assets 18a 164,029 136,713 (-) Provision for expected credit loss 4, 9, 10 (49,069) (47,758) At Fair Value through Other Comprehensive Income 132,473 106,303 Securities 8 132,473 106,303 At Fair Value through Profit or Loss 705,250 654,194 Securities 5 628,774 560,143 Derivatives 6, 7 73,384 92,439 Other financial assets 18a 3,092 1,612 Insurance contracts 27 212 66 Tax assets 79,103 72,653 Income tax and social contribution - current 2c XIII 3,027 2,576 Income tax and social contribution - deferred 2c XIII, 24b I 63,486 58,859 Other 12,590 11,218 Other assets 18a 21,625 24,994 Investments in associates and joint ventures 11 10,840 10,074 Fixed assets, net 2c VIII, 13 12,635 13,263 Goodwill and Intangible assets, net 14 24,099 23,997 Total assets 3,066,169 2,854,475 The accompanying notes are an integral part of these consolidated financial statements. 20

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Balance Sheet (In millions of reais) Liabilities and stockholders' equity Note 12/31/2025 12/31/2024 Financial Liabilities 2,424,121 2,239,979 At Amortized Cost 2,350,901 2,148,776 Deposits 15 1,114,482 1,054,741 Securities sold under repurchase agreements 17a 434,607 388,787 Interbank market funds 17b 406,170 372,294 Institutional market funds 17c 154,194 140,547 Other financial liabilities 18b 241,448 192,407 At Fair Value through Profit or Loss 71,427 86,275 Derivatives 6, 7 69,741 85,413 Structured notes 16 57 318 Other financial liabilities 18b 1,629 544 Provisions for financial guarantees, credit commitments and credits to be released 10 1,793 4,928 Insurance contracts and private pension 27 353,253 306,899 Provisions 29 17,791 19,209 Tax liabilities 24c 11,582 11,345 Income tax and social contribution - current 2c XIII 6,436 4,364 Income tax and social contribution - deferred 2c XIII, 24b II 491 603 Other 4,655 6,378 Other liabilities 18b 44,346 55,759 Total liabilities 2,851,093 2,633,191 Total stockholders’ equity attributed to the owners of the parent company 204,501 211,090 Capital 19a 136,910 90,729 Treasury shares 19a (13) (909) Capital reserves 19c 2,876 2,732 Profit reserves 19c 67,711 121,428 Other comprehensive income (2,983) (2,890) Non-controlling interests 19d 10,575 10,194 Total stockholders’ equity 215,076 221,284 Total liabilities and stockholders' equity 3,066,169 2,854,475 The accompanying notes are an integral part of these consolidated financial statements. 21

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Operating Revenues 167,780 168,050 154,971 Interest and similar income 21a 254,790 242,258 222,385 Interest and similar expense 21b (219,338) (167,278) (158,250) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss 21c 58,054 32,011 29,145 Foreign exchange results and exchange variations in foreign transactions 19,218 (3,143) 4,432 Commissions and Banking Fees 22 46,997 47,071 45,731 Income from Insurance Contracts and Private Pension 8,731 6,982 6,613 Income from Insurance Contracts and Private Pension, net of Reinsurance 27 7,569 6,536 6,132 Financial Income from Insurance Contracts and Private Pension, net of Reinsurance 27 (42,150) (23,679) (28,585) Income from Financial Assets related to Insurance Contracts and Private Pension 43,312 24,125 29,066 Other income / (expenses) (672) 10,149 4,915 Expected Credit Loss from Financial Assets (28,833) (32,311) (30,445) Expected Credit Loss with Loan and Lease Operations 10c (32,617) (29,468) (31,563) Expected Credit Loss with Other Financial Asset, net 3,784 (2,843) 1,118 Operating Revenues Net of Expected Credit Losses from Financial Assets 138,947 135,739 124,526 Other operating income / (expenses) (88,697) (88,183) (84,826) General and administrative expenses 23 (79,176) (79,416) (75,759) Tax expenses (10,938) (9,814) (9,987) Share of profit or (loss) in associates and joint ventures 11 1,417 1,047 920 Income / (loss) before income tax and social contribution 50,250 47,556 39,700 Current income tax and social contribution 24a (10,695) (9,433) (8,685) Deferred income tax and social contribution 24a 6,294 4,005 2,862 Net income / (loss) 45,849 42,128 33,877 Net income attributable to owners of the parent company 25 44,857 41,085 33,105 Net income / (loss) attributable to non-controlling interests 19d 992 1,043 772 Earnings per share - basic 25 Common 4.05 3.70 2.98 Preferred 4.05 3.70 2.98 Earnings per share - diluted 25 Common 4.01 3.68 2.96 Preferred 4.01 3.68 2.96 Weighted average number of outstanding shares - basic 25 Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,459,926,630 5,472,801,129 5,482,580,990 Weighted average number of outstanding shares - diluted 25 Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,571,684,620 5,552,704,085 5,549,980,489 The accompanying notes are an integral part of these consolidated financial statements. 22

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Net income / (loss) 45,849 42,128 33,877 Financial assets at fair value through other comprehensive income 8 980 (2,015) 4,681 Change in fair value (3,259) (7,030) 5,443 Tax effect 1,463 2,867 (1,105) (Gains) / losses transferred to income 5,047 3,905 624 Tax effect (2,271) (1,757) (281) Hedge 1,002 (2,156) 684 Cash flow hedge 7 197 (488) 236 Change in fair value 361 (941) 457 Tax effect (164) 453 (221) Hedge of net investment in foreign operation 7 805 (1,668) 448 Change in fair value 2,854 (3,207) 848 Tax effect (2,049) 1,539 (400) Insurance contracts and private pension 938 470 (710) Change in discount rate 1,390 976 (1,192) Tax effect (452) (506) 482 Remeasurements of liabilities for post-employment benefits (1) (5) (115) (324) Remeasurements 26 (8) (205) (584) Tax effect 3 90 260 Foreign exchange variation in foreign investments (3,008) 8,552 (327) Other comprehensive income of non-controlling interests 22 867 (924) Total other comprehensive income (71) 5,603 3,080 Total comprehensive income 45,778 47,731 36,957 Comprehensive income attributable to the owners of the parent company 44,764 45,821 37,109 Comprehensive income attributable to non-controlling interests 1,014 1,910 (152) 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements. 23

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Statement of Changes in Stockholders’ Equity (In millions of reais) Note Attributed to owners of the parent company Total stockholders’ equity – owners of the parent company Total stockholders’ equity – non- controlling interests Total Capital Treasury shares Capital reserves Profit reserves Retained earnings Other comprehensive income Financial assets at fair value through other comprehensive income (1) Insurance contracts and private pension Remeasurements of liabilities of post-employment benefits Conversion adjustments of foreign investments Gains and losses – hedge (2) Total - 01/01/2023 90,729 (71) 2,480 86,209 - (5,984) 796 (1,520) 3,505 (8,427) 167,717 9,390 177,107 Transactions with owners - 60 140 - - - - - - - 200 - 200 Acquisition of treasury shares 19, 20 - (689) - - - - - - - - (689) - (689) Result of delivery of treasury shares 19, 20 - 749 (2) - - - - - - - 747 - 747 Recognition of share-based payment plans - - 142 - - - - - - - 142 - 142 Dividends - - - 11,000 (11,000) - - - - - - (365) (365) Interest on capital - - - - (12,315) - - - - - (12,315) - (12,315) Unclaimed dividends and Interest on capital - - - - 53 - - - - - 53 - 53 Corporate reorganization 2c I, 3 - - - 265 - - - - - - 265 - 265 Other - - - (2,852) - - - - - - (2,852) - (2,852) Total comprehensive income - - - - 33,105 4,681 (710) (324) (327) 684 37,109 (152) 36,957 Net income - - - - 33,105 - - - - - 33,105 772 33,877 Other comprehensive income for the period - - - - - 4,681 (710) (324) (327) 684 4,004 (924) 3,080 Appropriations: Legal reserve - - - 1,669 (1,669) - - - - - - - - Statutory reserve - - - 8,174 (8,174) - - - - - - - - Total - 12/31/2023 19 90,729 (11) 2,620 104,465 - (1,303) 86 (1,844) 3,178 (7,743) 190,177 8,873 199,050 Change in the period - 60 140 18,256 - 4,681 (710) (324) (327) 684 22,460 (517) 21,943 Total - 01/01/2024 90,729 (11) 2,620 104,465 - (1,303) 86 (1,844) 3,178 (7,743) 190,177 8,873 199,050 Transactions with owners - (898) 112 - - - - - - - (786) - (786) Acquisition of treasury shares 19, 20 - (1,775) - - - - - - - - (1,775) - (1,775) Result of delivery of treasury shares 19, 20 - 877 (17) - - - - - - - 860 - 860 Recognition of share-based payment plans - - 129 - - - - - - - 129 - 129 Dividends - - - 12,229 (12,229) - - - - - - (589) (589) Interest on capital - - - 3,260 (15,875) - - - - - (12,615) - (12,615) Dividends / Interest on capital - declared after previous period - - - (11,000) - - - - - - (11,000) - (11,000) Unclaimed dividends and Interest on capital - - - - 32 - - - - - 32 - 32 Corporate reorganization 2c I, 3 - - - (359) - - - - - - (359) - (359) Other - - - (180) - - - - - - (180) - (180) Total comprehensive income - - - - 41,085 (2,015) 470 (115) 8,552 (2,156) 45,821 1,910 47,731 Net income - - - - 41,085 - - - - - 41,085 1,043 42,128 Other comprehensive income for the period - - - - - (2,015) 470 (115) 8,552 (2,156) 4,736 867 5,603 Appropriations: Legal reserve - - - 1,406 (1,406) - - - - - - - - Statutory reserve - - - 11,607 (11,607) - - - - - - - - Total - 12/31/2024 19 90,729 (909) 2,732 121,428 - (3,318) 556 (1,959) 11,730 (9,899) 211,090 10,194 221,284 Change in the period - (898) 112 16,963 - (2,015) 470 (115) 8,552 (2,156) 20,913 1,321 22,234 Total - 01/01/2025 90,729 (909) 2,732 121,428 - (3,318) 556 (1,959) 11,730 (9,899) 211,090 10,194 221,284 Transactions with owners 46,181 896 144 (49,181) - - - - - - (1,960) - (1,960) Acquisition of treasury shares 19, 20 - (3,085) - - - - - - - - (3,085) - (3,085) Cancellation of treasury shares 19, 20 - 3,000 - (3,000) - - - - - - - - - Result of delivery of treasury shares 19, 20 - 981 (10) - - - - - - - 971 - 971 Recognition of share-based payment plans - - 154 - - - - - - - 154 - 154 Capitalization by reserves 46,181 - - (46,181) - - - - - - - - - Dividends - - - - (20,000) - - - - - (20,000) (633) (20,633) Interest on capital - - - - (13,704) - - - - - (13,704) - (13,704) Dividends / Interest on capital - declared after previous period - - - (15,489) - - - - - - (15,489) - (15,489) Unclaimed dividends and Interest on capital - - - - 38 - - - - - 38 - 38 Corporate reorganization 2c I, 3 - - - (5) - - - - - - (5) - (5) Other - - - (233) - - - - - - (233) - (233) Total comprehensive income - - - - 44,857 980 938 (5) (3,008) 1,002 44,764 1,014 45,778 Net income - - - - 44,857 - - - - - 44,857 992 45,849 Other comprehensive income for the period - - - - - 980 938 (5) (3,008) 1,002 (93) 22 (71) Appropriations: Legal reserve - - - 2,283 (2,283) - - - - - - - - Statutory reserve - - - 8,908 (8,908) - - - - - - - - Total - 12/31/2025 19 136,910 (13) 2,876 67,711 - (2,338) 1,494 (1,964) 8,722 (8,897) 204,501 10,575 215,076 Change in the period 46,181 896 144 (53,717) - 980 938 (5) (3,008) 1,002 (6,589) 381 (6,208) 1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income. 2) Includes cash flow hedge and hedge of net investment in foreign operation. The accompanying notes are an integral part of these consolidated financial statements. 24

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Statement of Cash Flows (In millions of reais) Note 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Adjusted net income 88,303 38,186 91,638 Net income 45,849 42,128 33,877 Adjustments to net income: 42,454 (3,942) 57,761 Share-based payment 178 217 200 Effects of changes in exchange rates on cash and cash equivalents 3,791 (8,404) 11,529 Expected credit loss with financial assets 28,833 32,311 30,445 Income from interest and foreign exchange variation from operations with subordinated debt 4,386 (1,794) 2,948 Financial income from insurance contracts and private pension 27 42,150 23,679 28,585 Depreciation and amortization 7,386 6,440 5,652 Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 1,622 1,180 799 Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks 3,633 5,077 4,418 Revenue from update / charges on deposits in guarantee (957) (775) (913) Deferred taxes (excluding hedge tax effects) 24b 1,022 2,689 2,130 Income from share in the net income of associates and joint ventures and other investments (1,417) (1,047) (920) Income from financial assets at fair value through other comprehensive income 5,047 3,905 612 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (12,948) (45,778) (20,133) Income from interest and foreign exchange variation of financial assets at amortized cost (39,094) (19,995) (7,697) Income from sale of investments and fixed assets (331) (395) 1,255 Other 23 (847) (1,252) (1,149) Change in assets and liabilities (53,837) (31,117) (14,145) (Increase) / decrease in assets Interbank deposits 37,343 (14,419) 4,583 Securities purchased under agreements to resell (77,373) (9,800) 3,137 Central Bank of Brazil deposits (6,577) (15,294) (29,656) Loan and lease operations (91,605) (146,210) (34,191) Derivatives (assets / liabilities) 4,385 (6,406) (745) Financial assets at fair value through profit or loss (68,631) (48,391) (126,653) Other financial assets (27,839) (8,500) (16,853) Tax assets (1,823) (2,964) (2,819) Other assets (5,423) (3,128) (6,606) (Decrease) / increase in liabilities Deposits 59,741 103,389 79,914 Securities sold under repurchase agreements 45,820 26,001 69,346 Funds from interbank markets 33,876 43,649 34,058 Funds from institutional markets 10,724 22,409 (1,928) Other financial liabilities 50,126 10,603 15,114 Financial liabilities at fair value throught profit or loss (260) 21 233 Insurance contracts and private pension 5,142 12,144 9,125 Provisions (7,567) 380 1,165 Tax liabilities 11,626 980 3,234 Other liabilities (15,800) 13,892 (6,523) Payment of income tax and social contribution (9,722) (9,473) (8,080) Net cash from / (used in) operating activities 34,466 7,069 77,493 Dividends / Interest on capital received from investments in associates and joint ventures 612 450 583 (Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income (13,292) 60,204 18,219 (Purchase) / Redemptions of financial assets at amortized cost 39,257 (46,811) (40,087) (Purchase) / Sale of investments in associates and joint ventures (22) (352) (1,081) (Purchase) / Sale of fixed assets (1,176) (1,258) (3,622) (Purchase) / Sale and Termination of intangible asset agreements 14 (5,939) (5,265) (5,242) Net cash from / (used in) investment activities 19,440 6,968 (31,230) Raising of subordinated debt obligations 12,401 7,860 2,170 Redemption of subordinated debt obligations (13,864) (7,519) (12,981) Change in non-controlling interests stockholders 22 867 (923) Acquisition of treasury shares (3,085) (1,775) (689) Result of delivery of treasury shares 947 772 689 Dividends / interest on capital paid to non-controlling interests (633) (589) (366) Dividends / interest on capital paid (48,299) (21,314) (10,348) Net cash from / (used in) financing activities (52,511) (21,698) (22,448) Net increase / (decrease) in cash and cash equivalents 2c III 1,395 (7,661) 23,815 Cash and cash equivalents at the beginning of the period 117,286 116,543 104,257 Effect of changes in exchange rates on cash and cash equivalents (3,791) 8,404 (11,529) Cash and cash equivalents at the end of the period 114,890 117,286 116,543 Cash 37,144 36,127 32,001 Interbank deposits 46,694 10,087 8,582 Securities purchased under agreements to resell - Collateral held 31,052 71,072 75,960 Additional information on cash flow (Mainly operating activities) Interest received 219,617 219,741 208,243 Interest paid 194,597 131,096 115,518 Non-cash transactions Dividends and interest on capital declared and not yet paid 4,403 5,436 4,799 The accompanying notes are an integral part of these consolidated financial statements. 25

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Consolidated Statement of Added Value (In millions of reais) 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Income 365,601 309,711 287,768 Interest and similar 339,378 277,820 260,954 Commissions and banking fees 46,997 47,071 45,731 Income from insurance contracts and private pension 8,731 6,982 6,613 Expected credit loss with financial assets (28,833) (32,311) (30,445) Other (672) 10,149 4,915 Expenses (226,434) (183,249) (170,759) Interest and similar (219,338) (167,278) (158,250) Other (7,096) (15,971) (12,509) Inputs purchased from third parties (24,758) (19,639) (23,446) Third-Party and financial system services, security, transportation and travel expenses (8,419) (8,051) (7,851) Other (16,339) (11,588) (15,595) Data processing and telecommunications (5,886) (5,190) (5,027) Advertising, promotions and publication (1,740) (1,976) (1,996) Installations and materials (1,364) (1,384) (1,368) Other (7,349) (3,038) (7,204) Gross added value 114,409 106,823 93,563 Depreciation and amortization (7,419) (7,177) (6,529) Net added value produced by the company 106,990 99,646 87,034 Added value received through transfer - Result of equity method 1,417 1,047 920 Total added value to be distributed 108,407 100,693 87,954 Distribution of added value 108,407 100,693 87,954 Personnel 34,287 31,834 28,899 Direct compensation 26,636 24,480 22,555 Benefits 6,304 6,128 5,105 FGTS – government severance pay fund 1,347 1,226 1,239 Taxes, fees and contributions 26,707 25,720 24,303 Federal 24,866 23,852 22,501 Municipal 1,841 1,868 1,802 Return on third parties’ capital 1,564 1,011 875 Rent 1,564 1,011 875 Return on capital 45,849 42,128 33,877 Dividends and interest on capital 33,704 28,104 23,315 Retained earnings attributable to owners of the parent company 11,153 12,981 9,790 Retained earnings attributable to non-controlling shareholders 992 1,043 772 The accompanying notes are an integral part of these financial statements. 26

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 12/31/2025 and 12/31/2024 for balance sheet accounts and from 01/01 to 12/31 of 2025, 2024 and 2023 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These Consolidated Financial Statements were approved by the Board of Directors on February 04, 2026. Note 2 - Material accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation. The presentation of the Statement of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value; however, the IFRS do not require the presentation of this statement, which is presented as supplementary information, without prejudice to the set of Financial Statements. 27

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended December 31, 2025 There were no new accounting standards for the current period for ITAÚ UNIBANCO HOLDING. II - Applicable for future periods • IFRS 18 - Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income. These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective. • IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures: The mainly address the following topics: additional guidance on the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets and date of recognition and write-off of financial instruments. The amendments are effective for years starting on January 1st, 2026. ITAÚ UNIBANCO HOLDING, according to its best estimates, considers that the changes will have a positive effect of approximately 0.6% in Stockholders’ Equity, net of taxes. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. 28

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: Functional Currency (1) Incorporation Country Activity Interest in voting capital % Interest in total capital % 12/31/2025 12/31/2024 12/31/2025 12/31/2024 In Brazil Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 53.88% 50.00% 53.88% 50.00% Hipercard Banco Múltiplo S.A. (2) Real Brazil Financial institution - 100.00% - 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard Instituição de Pagamento S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Banco Itaú Chile Chilean peso Chile Financial institution 67.42% 67.42% 67.42% 67.42% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú (Suisse) S.A. Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. US Dollar United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Colombia S.A. Colombian peso Colombia Financial institution 67.06% 67.06% 67.06% 67.06% 1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar. 2) Company merged by Itaú Unibanco Holding S.A. at 01/31/2025. 29

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' Equity. II - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income. For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries are accounted for as revenue in as a counterpart to asset. • ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of 30

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income. During the period, ITAÚ UNIBANCO HOLDING updated the estimates of expected credit loss and write-off of financial assets. This change in the estimate resulted in the reduction of the period for the write-off of financial assets, which up to 31 December 2024 was up to 24 months. The change in the accounting estimate generated an impact of R$ (2,756) (R$ (1,453) net of taxes), recognized in income in 2025. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation. IV.I Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss. Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at Fair value through profit or loss. 31

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income. IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives. • Credit commitments and Credits to be released. • Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term. • Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING own credit risk is recognized in income for derivative financial liabilities, and in other comprehensive income when it is a financial liability designated at fair value through profit or loss, both amounts net of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of financial assets and liabilities at fair value through profit or loss. 32

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts. ITAÚ UNIBANCO HOLDING classifies financial instruments as non-performing if the payment of the principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets). The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: 33

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. • Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. IV.IV - Derivatives and use of hedge accouting Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements. ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7. At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities. To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued. 34

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment. • Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income. To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability. If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. • Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income. To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method. In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income. • Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income. If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income. To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. 35

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and lntangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). 36

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance contracts and private pension To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts: • Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period. • Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs. The initial recognition of groups of insurance contracts and private pension is performed by the total of: • Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future. • Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between: • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the 37

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight- line basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk. Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase). For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period. The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING. The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach). Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product. Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group. Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used. The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors. 38

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 29. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. 39

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used. ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING. The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the period in which they are enacted. In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Share-based payments Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments. In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan. The plans are settled with shares and are made up of variable compensation programs in shares and partner program. XVI - Treasury shares The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price. The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves. 40

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 XVII - Capital compensation ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements. Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards. Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Dividends and interest on capital are presented in Note 19. XVIII - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING. In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%. In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312. The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024. Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase occurs in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, ITAÚ UNIBANCO HOLDING acquired additional ownership equivalent to control with 50.1% of AVENUE’s capital (Note 34). After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market. 41

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023. In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital. In addition, in July 2025, new shares were issued, resulting in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 32.9%. Note 4 - Interbank deposits and securities purchased under agreements to resell The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV. 12/31/2025 12/31/2024 Amortized Cost Amortized Cost Securities purchased under agreements to resell 280,595 243,220 Collateral held 39,562 78,199 Collateral repledge 162,795 117,108 Assets received as collateral with right to sell or repledge 55,300 7,223 Assets received as collateral without right to sell or repledge 107,495 109,885 Collateral sold 78,238 47,913 Interbank deposits 66,195 66,931 (Provision for expected credit loss) (29) (7) Total 346,761 310,144 Current 339,703 296,071 Non-current 7,058 14,073 Interbank deposits and securities purchased under agreements to resell are classified in stage 1. Note 5 - Securities at fair value through profit or loss (FVPL) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 12/31/2025 12/31/2024 Gross book value Fair value adjustment Fair value Gross book value Fair value adjustment Fair value Government securities 402,880 (6) 402,874 372,751 (5,201) 367,550 Brazil 396,394 64 396,458 366,857 (5,161) 361,696 Latin America 6,085 (70) 6,015 4,404 (23) 4,381 Abroad 401 - 401 1,490 (17) 1,473 Corporate securities 147,915 (2,540) 145,375 133,587 (4,295) 129,292 Rural product note 634 2 636 972 (31) 941 Bank deposit certificates 1,108 - 1,108 450 - 450 Real estate receivables certificates 2,134 (88) 2,046 1,754 (100) 1,654 Debentures 100,376 (2,470) 97,906 91,544 (4,402) 87,142 Eurobonds and other 3,093 5 3,098 2,017 (26) 1,991 Financial bills 37,341 4 37,345 33,062 9 33,071 Promissory and commercial notes 1,177 (3) 1,174 1,214 2 1,216 Other 2,052 10 2,062 2,574 253 2,827 Shares 24,824 351 25,175 27,860 (1,980) 25,880 Investment funds 39,940 (95) 39,845 37,642 (539) 37,103 Total 615,559 (2,290) 613,269 571,840 (12,015) 559,825 Government securities (Designated at FVPL) 15,471 34 15,505 313 5 318 Fair value 631,030 (2,256) 628,774 572,153 (12,010) 560,143 The securities pledged as Guarantee of funding transactions with financial institutions and customers and post- employment benefits (Note 26b), are: a) Government securities - Brazil R$ 86,481 (R$ 108,595 at 12/31/2024), b) Government securities - Latin America R$ 313 (R$ 2,539 at 12/31/2024), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 139 (R$ 11,775 at 12/31/2024), totaling R$ 86,933 (R$ 122,909 at 12/31/2024). 42

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Securities at FVPL, by maturity: 12/31/2025 12/31/2024 Gross book value Fair value Gross book value Fair value Current 150,736 150,847 135,385 133,168 Non-stated maturity 52,476 52,718 48,007 45,488 Up to one year 98,260 98,129 87,378 87,680 Non-current 480,294 477,927 436,768 426,975 From one to five years 356,739 356,539 337,439 332,313 From five to ten years 94,449 93,757 64,604 62,659 After ten years 29,106 27,631 34,725 32,003 Total 631,030 628,774 572,153 560,143 Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 335,480 (R$ 287,919 at 12/31/2024) that belong to investment funds which are wholly owned by Itaú Vida e Previdência S.A. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. Note 6 - Derivatives The accounting policy on Derivatives is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument. Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards. Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term. Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount. Credit derivatives - They are financial instruments which aim is to transfer credit risk: • Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs. • Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows. Further information on parameters used to manage risks may be found in Note 32. 43

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 a) Derivatives by maturity date and counterparty By notional amount 12/31/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 499,584 56,115 1,452,351 686,500 237,606 2,751 1,081 2,935,988 1,666,491 31 - 90 224,069 34,281 833,624 515,001 155,756 - 388 1,763,119 649,948 91 - 365 240,613 61,371 4,419,485 1,222,548 281,022 50,417 635 6,276,091 2,404,815 366 - 720 140,341 12,554 74,601 773,310 73,963 17,752 2,183 1,094,704 763,763 Over 720 days 212,304 6,037 44,141 1,406,264 45,741 44,352 6,890 1,765,729 1,310,429 Total 1,316,911 170,358 6,824,202 4,603,623 794,088 115,272 11,177 13,835,631 6,795,446 Total 12/31/2024 868,983 5,273 2,325,428 2,844,414 632,408 100,812 18,128 6,795,446 Counterparties Stock exchange 1,316,883 9,855 6,694,178 2,631,330 143,224 48,710 106 10,844,286 3,452,914 Over-the-counter market 28 160,503 130,024 1,972,293 650,864 66,562 11,071 2,991,345 3,342,532 Financial institutions 28 118,102 81,893 1,593,922 397,802 66,562 7,026 2,265,335 2,766,467 Companies - 42,356 44,662 341,383 250,286 - 4,045 682,732 541,300 Individuals - 45 3,469 36,988 2,776 - - 43,278 34,765 Total 1,316,911 170,358 6,824,202 4,603,623 794,088 115,272 11,177 13,835,631 6,795,446 Total 12/31/2024 868,983 5,273 2,325,428 2,844,414 632,408 100,812 18,128 6,795,446 By fair value - assets 12/31/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - 2,037 1,388 4,885 2,223 198 570 11,301 15,232 31 - 90 - 414 1,264 1,264 1,719 - 1 4,662 6,405 91 - 365 - 1,462 3,895 4,826 3,153 57 6 13,399 19,804 366 - 720 - 543 1,864 9,371 749 97 17 12,641 11,330 Over 720 days - 151 3,315 26,838 507 263 307 31,381 39,668 Total - 4,607 11,726 47,184 8,351 615 901 73,384 92,439 Total 12/31/2024 - 1,739 21,170 55,428 12,207 633 1,262 92,439 Counterparties Stock exchange - 420 7,995 20,217 1,137 163 590 30,522 48,562 Over-the-counter market - 4,187 3,731 26,967 7,214 452 311 42,862 43,877 Financial institutions - 3,075 2,153 18,975 4,153 452 294 29,102 23,262 Companies - 1,111 1,500 7,312 3,007 - 17 12,947 1,076 Individuals - 1 78 680 54 - - 813 19,539 Total - 4,607 11,726 47,184 8,351 615 901 73,384 92,439 Total 12/31/2024 - 1,739 21,170 55,428 12,207 633 1,262 92,439 By fair value - liabilities 12/31/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Maturity ranges 0 - 30 - (3,203) (513) (5,078) (2,574) - (40) (11,408) (10,775) 31 - 90 - (621) (895) (1,397) (1,500) - (1) (4,414) (7,206) 91 - 365 - (412) (3,056) (4,865) (4,399) (4) (37) (12,773) (22,599) 366 - 720 - (119) (1,496) (8,601) (1,749) (52) (6) (12,023) (12,566) Over 720 days - (26) (2,442) (25,512) (707) (311) (144) (29,142) (32,267) Total - (4,381) (8,402) (45,453) (10,929) (367) (228) (69,760) (85,413) Total 12/31/2024 - (1,450) (20,588) (51,394) (10,761) (795) (425) (85,413) Counterparties Stock exchange - (6) (3,920) (20,200) (1,556) (184) (63) (25,929) (47,800) Over-the-counter market - (4,375) (4,482) (25,253) (9,373) (183) (165) (43,831) (37,613) Financial institutions - (3,285) (2,271) (16,909) (4,318) (183) (97) (27,063) (20,154) Companies - (1,047) (2,171) (5,759) (4,996) - (68) (14,041) (1,713) Individuals - (43) (40) (2,585) (59) - - (2,727) (15,746) Total - (4,381) (8,402) (45,453) (10,929) (367) (228) (69,760) (85,413) Total 12/31/2024 - (1,450) (20,588) (51,394) (10,761) (795) (425) (85,413) Own credit risk (DVA) was R$ 19 (R$ 0 at 12/31/2024) and is composed of derivatives. The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,662 (R$ 24,254 at 12/31/2024), composed basically of cash, shares and government securities. 44

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Derivatives by index 12/31/2025 12/31/2024 Futures Forward Options Swaps NDF Credit derivatives Other Total Total Shares Notional amount 15,858 432 2,109,456 2,177 2 6,616 2,727 2,137,268 305,589 Fair value - asset - 418 7,246 556 - 131 6 8,357 15,315 Fair value - liability - - (5,163) (978) - (104) (27) (6,272) (13,359) Commodities Notional amount 16,204 17 15,938 49 10,404 2 774 43,388 29,270 Fair value - asset - 17 1,274 - 253 - 20 1,564 702 Fair value - liability - (15) (526) (100) (442) - (20) (1,103) (692) Interest Notional amount 1,229,994 2,202 4,538,681 4,568,007 - 108,642 7,432 10,454,958 5,335,062 Fair value - asset - 2,233 1,073 45,302 - 484 321 49,413 47,801 Fair value - liability - (2,203) (673) (43,777) - (263) (147) (47,063) (42,608) Foreign currency Notional amount 54,855 167,707 160,127 33,390 783,682 12 244 1,200,017 1,125,525 Fair value - asset - 1,939 2,133 1,326 8,098 - 554 14,050 28,621 Fair value - liability - (2,163) (2,040) (598) (10,487) - (34) (15,322) (28,754) c) Credit derivatives ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. 12/31/2025 Maximum potential of future payments, gross Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years By instrument CDS 34,561 1,482 13,844 16,210 3,025 TRS 52,573 50,904 1,669 - - Total by instrument 87,134 52,386 15,513 16,210 3,025 By risk rating Investment grade 9,500 299 2,402 6,675 124 Below investment grade 77,634 52,087 13,111 9,535 2,901 Total by risk 87,134 52,386 15,513 16,210 3,025 By reference entity Brazilian government 74,760 51,550 11,757 8,806 2,647 Governments – abroad 470 6 225 237 2 Private entities 11,904 830 3,531 7,167 376 Total by entity 87,134 52,386 15,513 16,210 3,025 12/31/2024 Maximum potential of future payments, gross Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years By instrument CDS 37,066 6,463 11,940 18,192 471 TRS 36,037 36,037 - - - Total by instrument 73,103 42,500 11,940 18,192 471 By risk rating Investment grade 10,014 1,222 1,544 7,153 95 Below investment grade 63,089 41,278 10,396 11,039 376 Total by risk 73,103 42,500 11,940 18,192 471 By reference entity Brazilian government 59,799 40,664 8,678 10,284 173 Governments – abroad 411 78 141 192 - Private entities 12,893 1,758 3,121 7,716 298 Total by entity 73,103 42,500 11,940 18,192 471 45

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 12/31/2025 Received risk Transferred risk Net risk Credit derivatives CDS (34,561) 28,138 (6,423) TRS (52,573) - (52,573) Total (87,134) 28,138 (58,996) 12/31/2024 Received risk Transferred risk Net risk Credit derivatives CDS (37,066) 27,708 (9,358) TRS (36,037) - (36,037) Total (73,103) 27,708 (45,395) 46

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2025 Gross amount of recognized financial assets (1) Gross amount offset in the Balance Sheet Net amount of financial assets presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 280,595 - 280,595 (91) - 280,504 Derivatives 73,384 - 73,384 (25,593) (99) 47,692 12/31/2024 Gross amount of recognized financial assets (1) Gross amount offset in the Balance Sheet Net amount of financial assets presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral received Securities purchased under agreements to resell 243,219 - 243,219 (11,648) - 231,571 Derivatives 92,439 - 92,439 (637) (367) 91,435 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 12/31/2025 Gross amount of recognized financial liabilities (1) Gross amount offset in the Balance Sheet Net amount of financial liabilities presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 434,607 - 434,607 (5,479) - 429,128 Derivatives 69,760 - 69,760 (25,593) - 44,167 12/31/2024 Gross amount of recognized financial liabilities (1) Gross amount offset in the Balance Sheet Net amount of financial liabilities presented in the Balance Sheet Related amounts not offset in the Balance Sheet (2) Total Financial instruments (3) Cash collateral pledged Securities sold under repurchase agreements 388,787 - 388,787 (309,008) - 79,779 Derivatives 85,413 - 85,413 (637) - 84,776 1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. 2) Limited to amounts subject to enforceable master offset agreements and other such agreements. 3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. 47

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 48

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 a) Summaries by instrument and hedge item, nominal amount and maturity 12/31/2025 12/31/2024 Hedge instruments Hedged item Hedge instruments Hedged item Notional amount Fair value adjustment Gross book value Notional amount Fair value adjustment Gross book value Cash flow hedge 240,699 (112) 240,803 236,045 (91) 242,931 Hedge of assets transactions 2,609 - 2,590 1,966 (10) 2,420 Hedge of asset-backed securities under repurchase agreements 14,039 - 14,459 63,261 (123) 66,795 Hedge of assets denominated in Chilean unit of account 83,462 (126) 83,462 39,894 (159) 39,842 Hedge of loan operations 20,950 78 20,950 10,910 54 10,955 Hedge of deposits and repurchase agreements 85,676 - 85,403 107,677 76 110,405 Hedge of funding 32,753 (63) 32,753 10,900 82 10,908 Hedge of highly probable forecast transactions (1) 1,210 (1) 1,186 1,437 (11) 1,606 Hedge of net investment in foreign operations 29,033 41 27,551 19,363 4,572 23,701 Hedge of net investment in foreign operations 29,033 41 27,551 19,363 4,572 23,701 Fair value hedge 144,699 (1,297) 144,448 101,443 837 101,020 Hedge of securities at amortized cost 55,573 (1,410) 55,761 2,186 (49) 2,186 Hedge of securities at fair value through other comprehensive income 15,422 86 15,070 36,557 847 36,341 Hedge of loan operations 34,599 71 34,599 37,116 333 37,116 Hedge of funding 39,075 (44) 38,990 25,287 (294) 25,287 Hedge of firm commitments (1) 30 - 28 297 - 90 Total 414,431 (1,368) 412,802 356,851 5,318 367,652 1) Refer to amounts designated to registered hedge items Off-balance sheet. 49

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 12/31/2025 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 151,954 40,224 17,515 11,116 13,883 6,007 - 240,699 Hedge of assets transactions - - 2,068 - 541 - - 2,609 Hedge of asset-backed securities under repurchase agreements - - 8,132 5,907 - - - 14,039 Hedge assets denominated in Chilean unit of account 73,095 10,367 - - - - - 83,462 Hedge of loan operations 11,276 2,029 804 1,647 5,194 - - 20,950 Hedge of deposits and repurchase agreements 51,197 20,191 3,579 2,835 2,032 5,842 - 85,676 Hedge of funding 15,176 7,637 2,932 727 6,116 165 - 32,753 Hedge of highly probable forecast transactions (1) 1,210 - - - - - - 1,210 Hedge of net investment in foreign operations 29,033 - - - - - - 29,033 Hedge of net investment in foreign operations (2) 29,033 - - - - - - 29,033 Fair value hedge 55,652 24,255 25,370 12,385 7,832 15,579 3,626 144,699 Hedge of securities at amortized cost 8,937 7,939 14,342 4,766 3,906 13,668 2,015 55,573 Hedge of securities at fair value through other comprehensive income 11,438 130 1,390 98 728 688 950 15,422 Hedge of loan operations 13,600 7,890 5,988 4,507 1,411 882 321 34,599 Hedge of funding 21,647 8,296 3,650 3,014 1,787 341 340 39,075 Hedge of firm commitments (1) 30 - - - - - - 30 Total 236,639 64,479 42,885 23,501 21,715 21,586 3,626 414,431 12/31/2024 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years Over 10 years Total Cash flow hedge 125,198 68,069 28,155 8,754 4,980 889 - 236,045 Hedge of assets transactions - - 1,247 719 - - - 1,966 Hedge of asset-backed securities under repurchase agreements 22,629 15,489 17,016 5,170 2,957 - - 63,261 Hedge assets denominated in Chilean unit of account 16,801 23,093 - - - - - 39,894 Hedge of loan operations 7,310 1,148 746 1,272 434 - - 10,910 Hedge of deposits and repurchase agreements 67,617 27,835 9,146 1,467 1,174 438 - 107,677 Hedge of funding 9,404 504 - 126 415 451 - 10,900 Hedge of highly probable forecast transactions (1) 1,437 - - - - - - 1,437 Hedge of net investment in foreign operations 19,363 - - - - - - 19,363 Hedge of net investment in foreign operations (2) 19,363 - - - - - - 19,363 Fair value hedge 33,722 24,659 10,366 10,274 9,987 10,226 2,209 101,443 Hedge of securities at amortized cost 1,091 1,095 - - - - - 2,186 Hedge of securities at fair value through other comprehensive income 11,165 7,544 3,741 4,384 2,965 5,251 1,507 36,557 Hedge of loan operations 8,227 12,446 6,090 4,334 4,092 1,647 280 37,116 Hedge of funding 12,942 3,574 535 1,556 2,930 3,328 422 25,287 Hedge of firm commitments (1) 297 - - - - - - 297 Total 178,283 92,728 38,521 19,028 14,967 11,115 2,209 356,851 1) Refer to amounts designated to registered hedge items Off-Balance sheet. 2) Classified as current, since instruments are frequently renewed. 50

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 51

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Strategies Heading 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Interest rate risk Hedge of assets transactions Loan and lease operations and Securities 2,590 - 9 (5) 2,609 9 Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 14,459 - (186) (875) 14,039 (187) Hedge of assets denominated in Chilean unit of account Securities 83,462 - 57 56 83,462 57 Hedge of loan operations Loan and lease operations 20,950 - 54 106 20,950 55 Hedge of deposits and repurchase agreements Securities sold under agreements to resell and Deposits - 85,403 (273) (8) 85,676 (273) Hedge of funding Deposits - 30,935 (41) (65) 30,935 (41) Foreign exchange risk Hedge of funding Deposits - 1,818 28 28 1,818 28 Hedge of highly probable forecast transactions (1) 200 986 20 205 1,210 20 Total 121,661 119,142 (332) (558) 240,699 (332) Strategies Heading 12/31/2024 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Cash flow hedge reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Interest rate risk Hedge of assets transactions Loan and lease operations and Securities 2,420 - (155) (155) 1,966 (155) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 66,795 - (3,428) (3,429) 63,261 (3,428) Hedge of assets denominated in Chilean unit of account Securities 39,842 - (54) (54) 39,894 (54) Hedge of loan operations Loan and lease operations 10,955 - 44 59 10,910 44 Hedge of deposits and repurchase agreements Securities sold under agreements to resell and Deposits - 110,405 2,672 2,672 107,677 2,728 Hedge of funding Deposits - 9,732 3 (61) 9,735 3 Foreign exchange risk Hedge of funding Deposits - 1,176 (11) (11) 1,165 (11) Hedge of highly probable forecast transactions (1) - 1,606 (193) (90) 1,437 (193) Total 120,012 122,919 (1,122) (1,069) 236,045 (1,066) 1) Refer to amounts designated to registered hedge items Off-Balance sheet. Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies. 52

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) Hedge instruments 12/31/2024 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 172,904 76 133 (855) (911) 56 (285) Forward 33,218 - 132 (45) (45) - - Swaps 27,321 106 31 38 38 - (59) Foreign exchange risk Futures 1,186 4 - (181) (181) - (3) Forward 1,416 34 15 (23) (23) - - Total 236,045 220 311 (1,066) (1,122) 56 (347) 1) Values in the heading derivatives. 53

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (15,392) (15,392) 29,033 (15,422) Total 27,551 - (15,392) (15,392) 29,033 (15,422) Strategies 12/31/2024 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 23,701 - (17,404) (17,404) 19,363 (17,428) Total 23,701 - (17,404) (17,404) 19,363 (17,428) 1) Hedge instruments consider the gross tax position. 54

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in the value recognized in Other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion reserve into incomeAssets Liabilities Foreign exchange risk Future 12,285 - - (4,848) (4,808) (40) - Future / NDF 9,245 84 - (7,484) (7,360) (124) - Future / Financial Assets 7,503 - 43 (3,090) (3,224) 134 - Total 29,033 84 43 (15,422) (15,392) (30) - Hedge instruments 12/31/2024 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in the value recognized in Other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from foreign currency conversion reserve into incomeAssets Liabilities Foreign exchange risk Future 5,234 21 - (6,093) (6,053) (40) - Future / NDF 7,933 129 107 (2,640) (2,610) (30) (1) Future / Financial Assets 6,196 6,490 1,961 (8,695) (8,741) 46 - Total 19,363 6,640 2,068 (17,428) (17,404) (24) (1) 1) Values recorded in the heading derivatives. d) Fair value hedge Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities. ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures. Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies. 55

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Strategies 12/31/2025 Hedge Item Hedge Instruments Book value (1) Fair value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Assets Liabilities Interest rate risk Hedge of securities at amortized cost 55,761 - 55,929 - 168 55,573 (169) Hedge of securities at fair value through other comprehensive income 15,070 - 15,017 - (53) 15,422 49 Hedge of loan operations 34,599 - 34,858 - 259 34,599 (264) Hedge of funding - 38,990 - 39,191 (201) 39,075 203 Foreign exchange risk Hedge of firm commitments - 28 - 38 (10) 30 10 Total 105,430 39,018 105,804 39,229 163 144,699 (171) Strategies 12/31/2024 Hedge Item Hedge Instruments Book value (1) Fair value Variation in fair value recognized in income Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Assets Liabilities Interest rate risk Hedge of securities at amortized cost 2,186 - 2,197 - 11 2,186 (10) Hedge of securities at fair value through other comprehensive income 36,341 - 36,116 - (225) 36,557 224 Hedge of loan operations 37,116 - 37,423 - 307 37,116 (304) Hedge of funding - 25,287 - 25,088 199 25,287 (199) Foreign exchange risk Hedge of firm commitments - 90 - 112 (22) 297 22 Total 75,643 25,377 75,736 25,200 270 101,443 (267) 1) Values recorded in the heading deposits, securities, and loan and lease operations. Hedges of loan operations are portfolio strategies. The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (20) (R$ (226) at 12/31/2024), with effect on the income of R$ (79) (R$ 8 at 12/31/2024). 56

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Hedge Instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 102,677 385 1,682 (349) (11) Futures 41,992 - - 168 3 Foreign exchange risk Futures 30 - - 10 - Total 144,699 385 1,682 (171) (8) Hedge Instruments 12/31/2024 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 90,201 1,557 737 (328) 8 Futures 10,945 17 - 39 (5) Foreign exchange risk Futures 297 - - 22 - Total 101,443 1,574 737 (267) 3 1) Values recorded in the heading Derivatives. 57

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 8 - Securities at fair value through other comprehensive income (FVOCI) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 12/31/2025 12/31/2024 Gross book value Fair value adjustment Fair value Gross book value Fair value adjustment Fair value Government securities 122,487 (1,597) 120,890 102,483 (3,610) 98,873 Brazil 83,366 (1,603) 81,763 67,990 (3,613) 64,377 Latin America 25,173 (30) 25,143 21,421 49 21,470 Abroad 13,948 36 13,984 13,072 (46) 13,026 Corporate securities 11,381 (578) 10,803 7,219 (355) 6,864 Rural product note - - - 127 (1) 126 Bank deposit certificates 168 (1) 167 82 1 83 Real estate receivables certificates 221 1 222 60 (3) 57 Debentures 4,582 (169) 4,413 1,708 (210) 1,498 Eurobonds and other 6,281 (410) 5,871 4,957 (145) 4,812 Financial bills 5 - 5 51 2 53 Other 124 1 125 234 1 235 Total 133,868 (2,175) 131,693 109,702 (3,965) 105,737 Shares (designated at FVOCI) 1,840 (1,060) 780 1,762 (1,196) 566 Total 135,708 (3,235) 132,473 111,464 (5,161) 106,303 Expected credit loss (Income) (480) (257) Fair value adjustment (OCI) (2,755) (4,904) Fair value 132,473 106,303 The Securities pledged in guarantee of funding transactions with financial institutions and customers and post- employment benefits (Note 26b), are: a) Government securities - Brazil R$ 29,581 (R$ 33,971 at 12/31/2024), b) Government securities - Latin America R$ 3,519 (R$ 3,050 at 12/31/2024), c) Government securities - Abroad R$ 1,113 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 3,125 (R$ 986 at 12/31/2024), totaling R$ 37,338 (R$ 38,007 at 12/31/2024). Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period. Securities at FVOCI, by maturity: 12/31/2025 12/31/2024 Gross book value Fair value Gross book value Fair value Current 43,812 42,729 41,123 39,877 Non-stated maturity 1,840 781 1,762 566 Up to one year 41,972 41,948 39,361 39,311 Non-current 91,896 89,744 70,341 66,426 From one to five years 66,032 66,206 49,121 47,809 From five to ten years 15,687 15,154 11,201 10,803 After ten years 10,177 8,384 10,019 7,814 Total 135,708 132,473 111,464 106,303 58

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Reconciliation of expected credit loss for securities at FVOCI, except for shares designated at FVOCI, segregated by stages: 01/01/2025 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Government securities (43) - - - - 40 - (3) Corporate securities (73) - 14 (14) - 58 - (15) Total (116) - 14 (14) - 98 - (18) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (127) 14 113 - - - - - Total (127) 14 113 - - - - - Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (14) - - (14) (113) (321) - (462) Total (14) - - (14) (113) (321) - (462) 01/01/2024 Stage 1 Balance at Transfer to stage 2 Transfer to stage 3 Cure from stage 2 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Government securities (38) - - - - (5) - (43) Corporate securities (79) 55 - (21) - (28) - (73) Total (117) 55 - (21) - (33) - (116) Stage 2 Balance at Cure to stage 1 Transfer to stage 3 Transfer from stage 1 Cure from stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (24) 21 - (55) - (69) - (127) Total (24) 21 - (55) - (69) - (127) Stage 3 Balance at Cure to stage 1 Cure to stage 2 Transfer from stage 1 Transfer from stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (26) - - - - 12 - (14) Total (26) - - - - 12 - (14) 59

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 9 - Securities at amortized cost (AC) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 12/31/2025 12/31/2024 Gross book value Gross book value Government securities 126,693 158,680 Brazil 105,678 111,824 Latin America 5,974 21,730 Abroad 15,041 25,126 Corporate securities 193,458 168,827 Rural product note 69,778 60,358 Bank deposit certificates 63 50 Real estate receivables certificates 4,209 5,827 Debentures 79,168 77,344 Eurobonds and other 11,690 1,102 Financial bills 379 212 Promissory and commercial notes 21,359 16,312 Other 6,812 7,622 Investment funds 9,814 - Total 329,965 327,507 Expected credit loss (2,492) (3,655) Amortized cost 327,473 323,852 The securities pledged as collateral for funding transactions with financial institutions and customers and post- employment benefits (Note 26b), are: a) Government securities - Brazil R$ 14,207 (R$ 39,289 at 12/31/2024), b) Government securities – Latin America R$ 894 (R$ 969 at 12/31/2024 ) and c) Corporate securities R$ 378 (R$ 29,964 at 12/31/2024), totaling R$ 15,479 (R$ 70,222 at 12/31/2024). Securities at amortized cost, by maturity: 12/31/2025 12/31/2024 Gross book value Amortized cost Gross book value Amortized cost Current 74,248 73,583 90,213 88,582 Up to one year 74,248 73,583 90,213 88,582 Non-current 255,717 253,890 237,294 235,270 From one to five years 189,524 187,986 165,759 164,332 From five to ten years 52,987 52,748 60,289 59,694 After ten years 13,206 13,156 11,246 11,244 Total 329,965 327,473 327,507 323,852 Reconciliation of expected credit loss for securities at amortized cost, segregated by stages: Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Government securities (28) - - - - 20 - (8) Corporate securities (296) (10) 46 (39) (1) 62 - (238) Total (324) (10) 46 (39) (1) 82 - (246) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (125) 39 175 10 (18) (842) - (761) Total (125) 39 175 10 (18) (842) - (761) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Corporate securities (3,206) 1 18 (46) (175) 1,860 63 (1,485) Total (3,206) 1 18 (46) (175) 1,860 63 (1,485) 60

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Government securities (36) - - - - 8 - (28) Corporate securities (147) 449 149 (166) (88) (493) - (296) Total (183) 449 149 (166) (88) (485) - (324) 01/01/2024 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / (Reversal) Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (122) 166 416 (449) (13) (123) - (125) Total (122) 166 416 (449) (13) (123) - (125) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Corporate securities (549) 88 13 (149) (416) (2,193) - (3,206) Total (549) 88 13 (149) (416) (2,193) - (3,206) Note 10 - Loan and lease operations The accounting policy on financial assets and liabilities is presented in Note 2c IV. a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 12/31/2025 12/31/2024 Gross book value Gross book value Individuals 473,226 445,574 Credit card 153,526 143,048 Personal loan 66,498 66,104 Payroll loans 75,319 74,524 Vehicles 36,303 36,637 Mortgage loans 141,580 125,261 Companies 380,288 357,633 Large companies 158,738 152,412 Micro / small and medium companies 221,550 205,221 Foreign loans - Latin America 230,284 222,286 Total (1) 1,083,798 1,025,493 Expected credit loss (48,341) (49,024) Total loans and lease operations, net of Expected Credit Loss 1,035,457 976,469 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 61

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 By maturity 12/31/2025 12/31/2024 Gross book value Gross book value Overdue as from 1 day 23,280 23,496 Falling due up to 3 months 270,555 273,729 Falling due from 3 months to 12 months 258,364 262,710 Falling due after 1 year 531,599 465,558 Total 1,083,798 1,025,493 By concentration 12/31/2025 12/31/2024 Gross book value Gross book value Largest debtor 7,032 6,658 10 largest debtors 49,933 44,294 20 largest debtors 73,601 66,407 50 largest debtors 118,551 106,980 100 largest debtors 162,236 148,748 The Provision for expected credit loss comprises Expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024). The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. b) Gross book value by stages 01/01/2025 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2024 12/31/2025 Individuals 347,749 (29,288) (4,101) 36,920 355 59,172 - 410,807 Companies 332,440 (8,619) (2,135) 6,727 506 30,346 - 359,265 Foreign units Latin America 196,464 (10,101) (1,166) 9,542 1,347 14,859 - 210,945 Total 876,653 (48,008) (7,402) 53,189 2,208 104,377 - 981,017 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2024 12/31/2025 Individuals 66,468 (36,920) (14,712) 29,288 6,652 (15,907) - 34,869 Companies 13,237 (6,727) (6,220) 8,619 2,176 (1,339) - 9,746 Foreign units Latin America 14,004 (9,542) (4,474) 10,101 2,287 (2,047) - 10,329 Total 93,709 (53,189) (25,406) 48,008 11,115 (19,293) - 54,944 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-off Balance at 12/31/2024 12/31/2025 Individuals 31,357 (355) (6,652) 4,101 14,712 9,497 (25,110) 27,550 Companies 11,956 (506) (2,176) 2,135 6,220 (1,213) (5,139) 11,277 Foreign units Latin America 11,818 (1,347) (2,287) 1,166 4,474 (1,763) (3,051) 9,010 Total 55,131 (2,208) (11,115) 7,402 25,406 6,521 (33,300) 47,837 Consolidated 3 Stages Balance at Acquisition / (Settlement) Write-off (2) Balance at 12/31/2024 12/31/2025 Individuals 445,574 52,762 (25,110) 473,226 Companies 357,633 27,794 (5,139) 380,288 Foreign units Latin America 222,286 11,049 (3,051) 230,284 Total 1,025,493 91,605 (33,300) 1,083,798 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) Includes updating the estimate regarding the write-off of operations. 62

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 01/01/2024 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 317,335 (53,024) (1,189) 35,139 243 49,245 - 347,749 Companies 278,412 (12,840) (1,734) 5,339 212 63,051 - 332,440 Foreign units Latin America 164,907 (8,863) (884) 3,378 22 37,904 - 196,464 Total 760,654 (74,727) (3,807) 43,856 477 150,200 - 876,653 Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 63,579 (35,139) (14,153) 53,024 1,307 (2,150) - 66,468 Companies 14,043 (5,339) (5,974) 12,840 538 (2,871) - 13,237 Foreign units Latin America 12,077 (3,378) (4,601) 8,863 475 568 - 14,004 Total 89,699 (43,856) (24,728) 74,727 2,320 (4,453) - 93,709 Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 35,702 (243) (1,307) 1,189 14,153 6,019 (24,156) 31,357 Companies 15,190 (212) (538) 1,734 5,974 (4,597) (5,595) 11,956 Foreign units Latin America 9,345 (22) (475) 884 4,601 (959) (1,556) 11,818 Total 60,237 (477) (2,320) 3,807 24,728 463 (31,307) 55,131 Consolidated 3 Stages Balance at Acquisition / (Settlement) Write-off Balance at 12/31/2023 12/31/2024 Individuals 416,616 53,114 (24,156) 445,574 Companies 307,645 55,583 (5,595) 357,633 Foreign units Latin America 186,329 37,513 (1,556) 222,286 Total (2) 910,590 146,210 (31,307) 1,025,493 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. Modification of contractual cash flows The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,097 (R$ 1,885 at 12/31/2024) before the modification, which gave rise to an effect on profit or loss of R$ 29 (R$ 23 from 01/01 to 12/31/2024). At 12/31/2025, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 96 (R$ 266 at 12/31/2024). 63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 c) Expected credit loss by stages 01/01/2025 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Individuals (6,297) 1,420 176 (2,617) (76) 1,009 - (6,385) Companies (2,010) 339 45 (634) (30) 694 - (1,596) Foreign units Latin America (2,634) 347 76 (1,077) (488) 1,934 - (1,842) Total (10,941) 2,106 297 (4,328) (594) 3,637 - (9,823) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Individuals (5,882) 2,617 5,460 (1,420) (1,705) (7,571) - (8,501) Companies (2,093) 634 2,313 (339) (643) (2,275) - (2,403) Foreign units Latin America (1,628) 1,077 939 (347) (482) (1,088) - (1,529) Total (9,603) 4,328 8,712 (2,106) (2,830) (10,934) - (12,433) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Individuals (17,730) 76 1,705 (176) (5,460) (18,816) 25,110 (15,291) Companies (6,978) 30 643 (45) (2,313) (4,067) 5,139 (7,591) Foreign units Latin America (3,772) 488 482 (76) (939) (2,437) 3,051 (3,203) Total (28,480) 594 2,830 (297) (8,712) (25,320) 33,300 (26,085) Consolidated 3 Stages Balance at (Increase) / Reversal Write-off Balance at 12/31/2024 12/31/2025 Individuals (29,909) (25,378) 25,110 (30,177) Companies (11,081) (5,648) 5,139 (11,590) Foreign units Latin America (8,034) (1,591) 3,051 (6,574) Total (49,024) (32,617) 33,300 (48,341) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 64

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 01/01/2024 Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1) Cure from Stage 2 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (4,923) 1,131 18 (1,809) (7) (707) - (6,297) Companies (1,929) 217 28 (328) (46) 48 - (2,010) Foreign units Latin America (1,891) 223 19 (129) (3) (853) - (2,634) Total (8,743) 1,571 65 (2,266) (56) (1,512) - (10,941) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Cure from Stage 3 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (6,127) 1,809 4,769 (1,131) (153) (5,049) - (5,882) Companies (2,561) 328 1,473 (217) (134) (982) - (2,093) Foreign units Latin America (1,497) 129 928 (223) (124) (841) - (1,628) Total (10,185) 2,266 7,170 (1,571) (411) (6,872) - (9,603) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage 1 Transfer from Stage 2 (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (18,001) 7 153 (18) (4,769) (19,258) 24,156 (17,730) Companies (10,709) 46 134 (28) (1,473) (543) 5,595 (6,978) Foreign units Latin America (3,225) 3 124 (19) (928) (1,283) 1,556 (3,772) Total (31,935) 56 411 (65) (7,170) (21,084) 31,307 (28,480) Consolidated 3 Stages Balance at (Increase) / Reversal Write-off Balance at 12/31/2023 12/31/2024 Individuals (29,051) (25,014) 24,156 (29,909) Companies (15,199) (1,477) 5,595 (11,081) Foreign units Latin America (6,613) (2,977) 1,556 (8,034) Total (2) (50,863) (29,468) 31,307 (49,024) 1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024). d) Lease operations - Lessor Leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 12/31/2025 12/31/2024 Payments receivable Future financial income Present value Payments receivable Future financial income Present value Current 2,618 (612) 2,006 2,505 (462) 2,043 Non-current 8,799 (2,420) 6,379 8,987 (2,687) 6,300 From 1 to 2 years 2,023 (484) 1,539 1,918 (507) 1,411 From 2 to 3 years 1,495 (371) 1,124 1,481 (392) 1,089 From 3 to 4 years 1,254 (288) 966 1,024 (309) 715 From 4 to 5 years 755 (223) 532 960 (256) 704 Over 5 years 3,272 (1,054) 2,218 3,604 (1,223) 2,381 Total 11,417 (3,032) 8,385 11,492 (3,149) 8,343 In the period, revenues from leases were R$ 766 (R$ 822 at 01/01 to 12/31/2024). e) Restricted operations and transfer of financial assets Restricted and with co- obligation 12/31/2025 01/01 to 12/31/2025 12/31/2024 01/01 to 12/31/2024 Assets Liabilities Income Assets Liabilities Income Book value Fair value Book value Fair value Book value Fair value Book value Fair value Restricted operations on assets 9,167 - 9,191 - (26) 10,078 - 10,083 - (1) Loan operations 9,167 - - - (621) 10,078 - - - 2,603 Foreign borrowing through securities - - 9,191 - 595 - - 10,083 - (2,604) Transfer of financial assets 199 197 199 197 - 512 509 512 508 - Total 9,366 197 9,390 197 (26) 10,590 509 10,595 508 (1) 65

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Without co-obligation 01/01 to 12/31/2025 01/01 to 12/31/2024 Portfolio transferred Income Portfolio transferred Income Loan operations and other credits 886 (33) 1,352 17 Written off operations (WO) 10,567 283 14,814 407 Total 11,453 250 16,166 424 Note 11 - Investments in associates and joint ventures a) Non-material individual investments of ITAÚ UNIBANCO HOLDING 12/31/2025 01/01 to 12/31/2025 Investment Equity in earnings Other comprehensive income Total Income Associates 9,331 1,497 (10) 1,487 Joint ventures 1,509 (80) (4) (84) Total 10,840 1,417 (14) 1,403 12/31/2024 01/01 to 12/31/2024 01/01 to 12/31/2023 Investment Equity in earnings Other comprehensive income Total Income Equity in earnings Associates 8,548 1,169 (3) 1,166 993 Joint ventures 1,526 (122) 9 (113) (73) Total 10,074 1,047 6 1,053 920 At 12/31/2025, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.14% total capital and 41.60% voting capital; 50.45% total capital and 41.62% voting capital at 12/31/2024); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2024); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2024); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2024); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2024); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2024); Tecnologia Bancária S.A. (28.75% total capital and 29.78% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2024); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2024); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2024); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2024); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2024); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2024); Riblinor S.A. (40% total and voting capital; 40% at 12/31/2024) and Caja de Valores Del Paraguay S.A. (9.09% total and voting capital). At 12/31/2025, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2024); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2024); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2024); Avenue Holding Cayman Ltd (32.91% total and 33.41% voting capital; 33.60% total capital and 34.11% voting capital at 12/31/2024) and includes result not arising from subsidiaries' net income. Note 12 - Lease operations - Lessee The accounting policy on lease operations (lessee) is presented in Note 2c VII. During the period ended 12/31/2025, total cash outflow with lease amounted to R$ 943 and lease agreements in the amount of R$ 520 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below: 12/31/2025 12/31/2024 Up to 3 months 204 244 3 months to 1 year 671 716 1 to 5 years 2,531 2,728 Over 5 years 1,314 1,348 Total financial liability 4,720 5,036 66

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Sublease revenues 36 34 26 Depreciation expenses (683) (710) (863) Interest expenses (369) (261) (367) Lease expenses for low value assets (98) (95) (104) Variable expenses not included in lease liabilities (42) (51) (57) Total (1,156) (1,083) (1,365) In the periods from 01/01 to 12/31/2025, from 01/01 to 12/31/2024 and from 01/01 to 12/31/2023, there was no impairment adjustment. Note 13 - Fixed assets The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X. Fixed assets 12/31/2025 Annual depreciation rates Cost Depreciation Impairment Residual Real Estate 10,414 (4,153) (434) 5,827 Land 1,965 - - 1,965 Buildings and improvements 4% to 10% 8,449 (4,153) (434) 3,862 Other fixed assets 20,674 (13,798) (68) 6,808 Installations and furniture 10% to 20% 3,638 (2,781) (17) 840 Data processing systems 20% to 50% 9,504 (8,231) (51) 1,222 Works of art 155 - - 155 Right of use 4,943 (1,395) - 3,548 Other (1) 10% to 20% 2,434 (1,391) - 1,043 Total 31,088 (17,951) (502) 12,635 1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. Fixed assets 12/31/2024 Annual depreciation rates Cost Depreciation Impairment Residual Real Estate 9,738 (3,934) (244) 5,560 Land 1,997 - - 1,997 Buildings and improvements 4% to 10% 7,741 (3,934) (244) 3,563 Other fixed assets 21,176 (13,405) (68) 7,703 Installations and furniture 10% to 20% 3,524 (2,693) (17) 814 Data processing systems 20% to 50% 9,424 (7,991) (51) 1,382 Right of use (1) 5,431 (1,361) - 4,070 Other (2) 10% to 20% 2,797 (1,360) - 1,437 Total 30,914 (17,339) (312) 13,263 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 2) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment. Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028. 67

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 14 - Goodwill and Intangible assets The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X. Goodwill and intangible from incorporation Intangible assets Total Association for the promotion and offer of financial products and services Software acquired Internally developed software Other intangible assets (1) Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2024 13,317 2,366 5,869 23,568 7,996 53,116 Acquisitions 60 - 789 4,556 807 6,212 Termination / write-offs - - (9) (261) (489) (759) Exchange variation (160) 41 (6) (28) (21) (174) Other 1 (16) 30 (7) - 8 Balance at 12/31/2025 13,218 2,391 6,673 27,828 8,293 58,403 Amortization Balance at 12/31/2024 - (1,378) (4,318) (11,557) (4,569) (21,822) Amortization expense - (79) (509) (3,368) (1,247) (5,203) Termination / write-offs - - 5 - 486 491 Exchange variation - (16) (11) 8 19 - Other - 16 - - - 16 Balance at 12/31/2025 - (1,457) (4,833) (14,917) (5,311) (26,518) Impairment Balance at 12/31/2024 (4,968) (729) (174) (1,326) (100) (7,297) Increase - - - (558) - (558) Exchange variation 95 (26) - - - 69 Balance at 12/31/2025 (4,873) (755) (174) (1,884) (100) (7,786) Book value Balance at 12/31/2025 8,345 179 1,666 11,027 2,882 24,099 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits. 68

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Goodwill and intangible from incorporation Intangible assets Total 31/12/2024 Association for the promotion and offer of financial products and services Software acquired Internally developed software Other intangible assets (1) Annual amortization rates 8% 20% 20% 10% to 20% Cost 01/01/2024 Balance at 12/31/2023 12,255 2,227 5,177 19,577 7,602 46,838 Acquisitions 135 - 412 4,125 863 5,535 Termination / write-offs - (7) (5) (269) (591) (872) Exchange variation 927 162 263 138 122 1,612 Other - (16) 22 (3) - 3 Balance at 12/31/2024 13,317 2,366 5,869 23,568 7,996 53,116 Amortization Balance at 12/31/2023 - (1,242) (3,713) (8,422) (3,766) (17,143) Amortization expense - (82) (448) (3,048) (1,278) (4,856) Termination / write-offs - 6 4 1 591 602 Exchange variation - (76) (162) (88) (116) (442) Other - 16 1 - - 17 Balance at 12/31/2024 - (1,378) (4,318) (11,557) (4,569) (21,822) Impairment Balance at 12/31/2023 (4,420) (648) (174) (1,089) - (6,331) Increase - - - (237) (100) (337) Exchange variation (548) (81) - - - (629) Balance at 12/31/2024 (4,968) (729) (174) (1,326) (100) (7,297) Book value Balance at 12/31/2024 8,349 259 1,377 10,685 3,327 23,997 1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits. Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,297) (R$ (1,313) at 12/31/2024) is disclosed in the General and administrative expenses (Note 23). Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 3,010 (R$ 3,073 at 12/31/2024). 69

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 15 - Deposits 12/31/2025 12/31/2024 Amortized cost Amortized cost Interest-bearing deposits 978,478 923,330 Savings 177,305 180,730 Interbank 11,530 7,224 Time deposits 789,643 735,376 Non-interest-bearing deposits 136,004 131,411 Demand 135,383 124,920 Other deposits 621 6,491 Total 1,114,482 1,054,741 Current 527,366 526,152 Non-current 587,116 528,589 Note 16 - Financial liabilities designated at fair value through profit or loss The accounting policy on financial assets and liabilities is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 57 (R$ 318 at 12/31/2024), and in their totality with maturity over 1 year. The effect of credit risk of these instruments is not significant at 12/31/2025 and 12/31/2024. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements 12/31/2025 12/31/2024 Amortized cost Amortized cost Assets pledged as collateral 191,655 168,872 Government securities 102,108 126,565 Corporate securities 56,586 41,275 Own issue 2 2 Foreign securities 32,959 1,030 Assets received as collateral 164,447 118,867 Right to sell or repledge the collateral 78,505 101,048 Total 434,607 388,787 Current 363,308 345,633 Non-current 71,299 43,154 70

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Interbank market funds 12/31/2025 12/31/2024 Amortized cost Amortized cost Financial bills 61,161 70,083 Real estate credit bills 71,121 52,112 Rural credit bills 64,644 49,744 Guaranteed real estate bills 64,438 64,491 Import and export financing 114,138 117,921 Onlending domestic 30,668 17,943 Total 406,170 372,294 Current 199,796 218,138 Non-current 206,374 154,156 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 12/31/2025 12/31/2024 Amortized cost Amortized cost Subordinated debt 48,147 45,224 Debentures 4,122 - Foreign loans through securities 76,348 75,912 Funding from structured operations certificates 25,577 19,411 Total 154,194 140,547 Current 11,423 17,033 Non-current 142,771 123,514 71

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 d) Subordinated debt, including perpetual debts Name of security / currency Principal amount (original currency) Issue Maturity Return p.a. 12/31/2025 12/31/2024 Subordinated financial bills - BRL 2,146 2019 Perpetual 114% of SELIC 1,320 1,294 935 2019 Perpetual SELIC + 1.17% to 1.19% 1,064 1,033 450 2020 2029 CDI + 1.85% - 715 106 2020 2030 IPCA + 4.64% 181 166 1,556 2020 2030 CDI + 2% - 2,486 5,488 2021 2031 CDI + 2% 9,843 8,443 1,005 2022 Perpetual CDI + 2.4% 1,035 1,027 1,161 2023 2034 102% of CDI 1,223 1,198 108 2023 2034 CDI + 0.2% 115 112 122 2023 2034 10.63% 127 126 700 2023 Perpetual CDI + 1.9% 715 712 107 2023 2034 IPCA + 5.48% 119 114 530 2024 2034 100% of CDI 550 541 3,100 2024 2034 CDI + 0.65% 3,711 3,226 1,000 2024 Perpetual CDI + 0.9% 1,018 1,033 2,830 2024 Perpetual CDI + 1.1% 2,832 2,834 470 2024 2039 102% of CDI 488 481 4,984 2025 Perpetual CDI + 1.25% 5,449 - 3,000 2025 Perpetual CDI + 1.15% 3,108 - 4,415 2025 Perpetual CDI + 1.35% 5,002 - Total 37,900 25,541 Subordinated euronotes - USD 750 2018 Perpetual 7.86% - 4,746 700 2020 Perpetual 7.56% - 4,404 501 2021 2031 3.88% 2,755 3,080 Total 2,755 12,230 Subordinated bonds - CLP 180,351 2008 2033 3.50% to 4.92% 1,573 1,578 97,962 2009 2035 4.75% 1,256 1,248 1,060,250 2010 2032 4.35% 125 124 1,060,250 2010 2035 3.90% to 3.96% 289 286 1,060,250 2010 2036 4.48% 1,380 1,363 1,060,250 2010 2038 3.93% 1,005 993 1,060,250 2010 2040 4.15% to 4.29% 775 765 1,060,250 2010 2042 4.45% 378 373 57,168 2014 2034 3.80% 495 488 Total 7,276 7,218 Subordinated bonds - COP 146,000 2013 2028 IPC + 2% 216 208 Total 216 208 Subordinated bonds - USD 172 2025 2025 8.90% - 22 878 2024 2024 7.18% - 5 Total - 27 Total 48,147 45,224 72

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 18 - Other assets and liabilities a) Other assets Note 12/31/2025 12/31/2024 Financial 167,121 138,325 At amortized cost 164,029 136,713 Receivables from credit card issuers 109,769 82,014 Deposits in guarantee - Contingent liabilities, provisions and legal obligations 29d 13,497 13,662 Trading and intermediation of securities 24,037 24,152 Income receivable 4,397 4,080 Operations without credit granting characteristics, net of provisions 11,895 9,759 Net amount receivables from reimbursement of provisions 29c 387 358 Deposits in guarantee of fund raisings abroad 47 40 Foreign exchange portfolio - 2,648 At fair value through profit or loss 3,092 1,612 Other financial assets 3,092 1,612 Non-financial (1) 21,625 24,994 Sundry foreign 770 4,524 Prepaid expenses 7,133 8,503 Sundry domestic 3,887 4,028 Assets of post-employment benefit plans 26e 256 301 Other non-financial assets 2,590 2,345 Other 6,989 5,293 Current 169,438 144,380 Non-current 19,308 18,939 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. b) Other liabilities Note 12/31/2025 12/31/2024 Financial 243,077 192,951 At amortized cost 241,448 192,407 Credit card operations 185,717 164,872 Trading and intermediation of securities 37,381 18,636 Lease liabilities 3,275 3,681 Other 15,075 5,218 At fair value through profit or loss 1,629 544 Other financial liabilities 1,629 544 Non-financial 44,346 55,759 Funds in transit 11,417 25,124 Charging and collection of taxes and similar 680 398 Social and statutory 12,221 12,487 Deferred income 2,428 1,258 Sundry domestic 5,892 5,076 Personnel provision 2,892 2,731 Provision for sundry payments 2,572 2,260 Obligations on official agreements and rendering of payment services 2,455 2,433 Liabilities from post-employment benefit plans 26e 2,273 2,361 Other 1,516 1,631 Current 276,696 237,767 Non-current 10,727 10,943 Note 19 - Stockholders’ equity The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII. a) Capital In a meeting held on February 5, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares. 73

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 In a meeting held on November 27, 2025, the Board of directors approved cancellations of 78,850,638 of preferred shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Profit Reserves - Statutory Reserve. In a meeting held on December 18, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 12,847, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 3% bonus in shares. The bonus shares were issued and started to be traded as from December 30, 2025. Consequently, capital was increased by 321,170,947 shares. Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 12/31/2025 Number Amount Common Preferred Total Residents in Brazil 12/31/2024 4,918,480,340 1,325,492,746 6,243,973,086 57,783 Residents abroad 12/31/2024 39,810,019 3,520,352,243 3,560,162,262 32,946 Shares of capital stock 12/31/2024 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Bonus shares – Outstanding as from 03/20/2025 495,829,036 484,584,499 980,413,535 (-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025 - (78,850,638) (78,850,638) Bonus shares – Outstanding as from 12/30/2025 163,623,582 157,547,365 321,170,947 Shares of capital stock 12/31/2025 5,617,742,977 5,409,126,215 11,026,869,192 136,910 Residents in Brazil 12/31/2025 5,567,132,399 1,333,956,149 6,901,088,548 85,684 Residents abroad 12/31/2025 50,610,578 4,075,170,066 4,125,780,644 51,226 Treasury shares (1) 12/31/2024 - 28,030,833 28,030,833 (909) Acquisition of treasury shares - 81,312,040 81,312,040 (3,085) (-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025 - (78,850,638) (78,850,638) 3,000 Result from delivery of treasury shares - (30,244,329) (30,244,329) 981 Bonus shares – Treasury as from 03/20/2025 - 86,718 86,718 Bonus shares – Treasury as from 12/30/2025 - 10,038 10,038 Treasury shares (1) 12/31/2025 - 344,662 344,662 (13) Number of total shares at the end of the period (2) 12/31/2025 5,617,742,977 5,408,781,553 11,026,524,530 Number of total shares at the end of the period (2) 12/31/2024 4,958,290,359 4,817,814,156 9,776,104,515 12/31/2024 Number Amount Common Preferred Total Residents in Brazil 12/31/2023 4,923,277,339 1,508,035,689 6,431,313,028 59,516 Residents abroad 12/31/2023 35,013,020 3,337,809,300 3,372,822,320 31,213 Shares of capital stock 12/31/2023 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Shares of capital stock 12/31/2024 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 12/31/2024 4,918,480,340 1,325,492,746 6,243,973,086 57,783 Residents abroad 12/31/2024 39,810,019 3,520,352,243 3,560,162,262 32,946 Treasury shares (1) 12/31/2023 - 436,671 436,671 (11) Acquisition of treasury shares - 54,000,000 54,000,000 (1,775) Result from delivery of treasury shares - (26,405,838) (26,405,838) 877 Treasury shares (1) 12/31/2024 - 28,030,833 28,030,833 (909) Number of total shares at the end of the period (2) 12/31/2024 4,958,290,359 4,817,814,156 9,776,104,515 Number of total shares at the end of the period (2) 12/31/2023 4,958,290,359 4,845,408,318 9,803,698,677 1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market. 2) Shares representing total capital stock net of treasury shares. 74

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price: Cost / market value 12/31/2025 12/31/2024 Common Preferred Common Preferred Minimum - 32.81 - 31.42 Weighted average - 37.91 - 32.83 Maximum - 41.36 - 33.66 Treasury shares Average cost - 36.94 - 32.43 Market value on the last day of the base date 36.35 39.23 26.90 30.73 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Calculation of dividends and interest on capital 12/31/2025 12/31/2024 Statutory net income 45,659 37,318 Adjustments: (-) Legal reserve - 5% (2,283) (1,406) Dividend calculation basis 43,376 35,912 Minimum mandatory dividend - 25% 10,844 8,978 Dividends and interest on capital paid / accrued / identified 31,647 25,724 75

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II - Stockholders' compensation 12/31/2025 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 29,556 (1,434) 28,122 Interest on capital - 11 monthly installments paid from February to December 2025 0.0150 2,038 (307) 1,731 Interest on capital - paid on 08/29/2025 0.5929 7,518 (1,127) 6,391 Dividends - paid on 12/19/2025 1.8682 20,000 - 20,000 Accrued (Recorded in Other liabilities - Social and statutory) 4,148 (623) 3,525 Interest on capital - 1 monthly installment paid on 01/02/2026 0.0150 190 (29) 161 Interest on capital - credited on 11/27/2025 to be paid until 04/30/2026 0.3143 3,958 (594) 3,364 Total - 01/01 to 12/31/2025 33,704 (2,057) 31,647 12/31/2024 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 6,729 (1,009) 5,720 Interest on capital - 11 monthly installments paid from February to December 2024 0.0150 1,901 (285) 1,616 lnterest on capital - paid on 08/30/2024 0.2055 2,370 (356) 2,014 lnterest on capital - paid on 08/30/2024 0.2134 2,458 (368) 2,090 Accrued (Recorded in Other liabilities - Social and statutory) 5,886 (882) 5,004 Interest on capital - 1 monthly installment paid on 01/02/2025 0.0150 173 (26) 147 Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025 0.2320 2,673 (400) 2,273 Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025 0.2640 3,040 (456) 2,584 Identified in Profit Reserves in Stockholders' Equity 15,489 (489) 15,000 Interest on capital 0.2834 3,260 (489) 2,771 Dividends 1.2509 12,229 - 12,229 Total - 01/01 to 12/31/2024 28,104 (2,380) 25,724 76

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 12/31/2023 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 7,079 (1,061) 6,018 Interest on capital - 11 monthly installments paid from February to December 2023 0.0150 1,902 (285) 1,617 Interest on capital - paid on 08/25/2023 0.2227 2,567 (385) 2,182 Interest on capital - paid on 08/25/2023 0.2264 2,610 (391) 2,219 Accrued (Recorded in Other liabilities - Social and statutory) 5,236 (786) 4,450 Interes on capital - 1 monthly installment paid on 01/02/2024 0.0150 173 (26) 147 Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024 0.2289 2,639 (396) 2,243 Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024 0.2102 2,424 (364) 2,060 Identified in Profit Reserves In Stockholders’ Equit 11,000 - 11,000 Dividends 1.1251 11,000 - 11,000 Total - 01/01 to 12/31/2023 23,315 (1,847) 21,468 c) Capital reserves and profit reserves 12/31/2025 12/31/2024 Capital reserves 2,876 2,732 Premium on subscription of shares 284 284 Share-based payment 2,588 2,444 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves (1) 67,711 121,428 Legal (2) 20,429 18,146 Statutory (3) 47,282 87,793 Special revenue (4) - 15,489 Total reserves at parent company 70,587 124,160 1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting. 2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. 3) Its main purpose is to ensure the yield flow to shareholders. 4) Refers to Dividends declared after 12/31/2024. Statutory reserves include R$ (814), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Income 12/31/2025 12/31/2024 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Banco Itaú Chile 8,337 8,009 608 627 598 Itaú Colombia S.A. 22 21 - - - Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 715 706 169 174 147 Luizacred S.A. Soc. Cred. Financiamento Investimento 1,103 976 126 148 (49) Other 398 482 89 94 76 Total 10,575 10,194 992 1,043 772 77

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 20 - Share-based payment The accounting policy on share-based payments is presented in Note 2c XV. ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Partner plan (499) (336) (264) Share-based plan (608) (482) (473) Total (1,107) (818) (737) 78

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 a) Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share- based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the partner program 01/01 to 12/31/2025 01/01 to 12/31/2024 Quantity Quantity (1) Opening balance 84,186,167 70,728,010 New 33,444,044 26,358,836 Delivered (14,551,588) (9,054,653) Cancelled (1,058,266) (3,846,026) Closing balance 102,020,357 84,186,167 Weighted average of remaining contractual life (years) 2.11 2.19 Market value weighted average (R$) 21.24 26.15 1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held. b) Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements. The fair value of the share is the market price at its grant date, less expected dividends. Change in share-based variable compensation 01/01 to 12/31/2025 01/01 to 12/31/2024 Quantity Quantity (1) Opening balance 47,813,732 49,279,420 New 26,766,853 22,829,512 Delivered (24,312,818) (23,485,766) Cancelled (466,053) (809,434) Closing balance 49,801,714 47,813,732 Weighted average of remaining contractual life (years) 0.92 0.84 Market value weighted average (R$) 24.98 31.55 1) For the better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the porportion of three new shares for every 100 held. 79

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Central Bank of Brazil deposits 17,820 12,505 12,569 Interbank deposits 1,881 4,436 4,122 Securities purchased under agreements to resell 37,079 36,171 33,898 Financial assets at fair value through other comprehensive income 15,642 36,937 27,463 Financial assets at amortized cost 26,020 12,038 13,126 Loan operations 154,626 138,781 130,462 Other financial assets 1,722 1,390 745 Total 254,790 242,258 222,385 b) Interest and similar expense 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Deposits (99,322) (68,489) (71,508) Securities sold under repurchase agreements (57,127) (36,262) (41,624) Interbank market funds (48,158) (51,600) (34,543) Institutional market funds (13,170) (10,581) (10,239) Other (1,561) (346) (336) Total (219,338) (167,278) (158,250) c) Income of financial assets and liabilities at fair value through profit or loss 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Securities 58,892 12,170 31,399 Derivatives (1) (1,779) 19,781 (2,954) Financial assets designated at fair value through profit or loss 923 (3) 479 Other financial assets at fair value through profit or loss (1) 2 1,897 Financial liabilities at fair value through profit or loss - (14) (1,731) Financial liabilities designated at fair value 19 75 55 Total 58,054 32,011 29,145 1) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 12/31/2025, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 940 (R$ (2,891) from 01/01 to 12/31/2024) of Expected credit loss, R$ (222) (R$ (90) from 01/01 to 12/31/2024) for Financial assets at fair value through other comprehensive income and R$ 1,162 (R$ (2,801) from 01/01 to 12/31/2024) for Financial assets at amortized cost. Note 22 - Commissions and banking fees The accounting policy on commissions and banking fees is presented in Note 2c XVIII. The main services provided by ITAÚ UNIBANCO HOLDING are: • Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card. • Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order. • Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. 80

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Payments and collections: refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity’s packages. • Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange. 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Credit and debit cards (1) 16,839 17,077 16,265 Current account services (1) 3,407 4,109 4,742 Asset management 6,921 6,539 5,792 Funds 4,937 4,983 4,395 Consortia 1,984 1,556 1,397 Credit operations and financial guarantees 2,624 2,782 2,544 Credit operations 875 1,171 1,100 Financial guarantees 1,749 1,611 1,444 Payments and collections (1) 6,786 7,395 9,078 Economic, financial and brokerage advisory 5,131 4,920 3,596 Custody services 914 641 602 Other 4,375 3,608 3,112 Total 46,997 47,071 45,731 1) For better presentation and comparability, comparative balances have been reclassified according to current criteria. Note 23 - General and administrative expenses 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other (29,088) (27,365) (25,389) Employees’ profit sharing and share-based payment (9,251) (8,253) (7,011) Third-party and financial system services, security, transportation and travel expenses (8,419) (8,051) (7,851) Data processing and telecommunications (5,886) (5,190) (5,027) Installations and materials (2,928) (2,395) (2,243) Advertising, promotions and publicity (1,740) (1,976) (1,996) Depreciation and amortization (7,419) (7,177) (6,529) Selling - credit cards (6,184) (6,286) (6,114) Claims losses (753) (801) (1,007) Selling of non-financial products - (4,990) (641) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (137) (353) (1,595) Provision for lawsuits civil (1,343) (1,609) (1,679) Provision for tax and social security lawsuits and other risks 1,321 (1,019) (726) Other (7,349) (3,951) (7,951) Total (79,176) (79,416) (75,759) 81

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 24 - Taxes The accounting policy on income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (1) 20.00% 1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%. a) Expenses for taxes and contributions Breakdown of Income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Income / (loss) before income tax and social contribution 50,250 47,556 39,700 Charges (income tax and social contribution) at the rates in effect (22,613) (21,401) (17,865) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 1,809 1,478 1,168 Interest on capital 7,626 5,559 5,419 Other nondeductible expenses net of non taxable income (1) 2,483 4,931 2,593 Income tax and social contribution expenses (10,695) (9,433) (8,685) Related to temporary differences Increase / (reversal) for the period 6,294 4,005 2,862 (Expenses) / income from deferred taxes 6,294 4,005 2,862 Total income tax and social contribution expenses (4,401) (5,428) (5,823) 1) Includes temporary (additions) and exclusions. 82

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Deferred taxes I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by: 01/01/2025 12/31/2024 Realization / reversal Increase 12/31/2025 Reflected in income 64,636 (20,385) 27,370 71,621 Provision for expected credit loss 43,518 (5,664) 13,843 51,697 Related to tax losses and social contribution loss carryforwards 2,469 (2,053) 97 513 Provision for profit sharing 3,258 (3,258) 3,623 3,623 Provisions 6,277 (3,406) 2,993 5,864 Civil lawsuits 1,239 (665) 641 1,215 Labor claims 3,174 (1,386) 1,755 3,543 Tax and social security obligations 1,864 (1,355) 597 1,106 Legal obligations 375 (135) 140 380 Adjustments of operations carried out on the futures settlement market 787 (787) - - Adjustment to fair value of financial assets - At fair value through profit or loss 245 (245) 15 15 Provision relating to health insurance operations 365 - 120 485 Other 7,342 (4,837) 6,539 9,044 Reflected in stockholders’ equity 5,570 (1,882) 101 3,789 Adjustment to fair value of financial assets - At fair value through other comprehensive income 4,268 (1,872) 95 2,491 Cash flow hedge 392 (10) - 382 Other 910 - 6 916 Total (1) 70,206 (22,267) 27,471 75,410 1) The balance of deferred tax assets includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026. 01/01/2024 12/31/2023 Realization / reversal Increase 12/31/2024 Reflected in income 58,714 (17,283) 23,205 64,636 Provision for expected credit loss 38,664 (7,436) 12,290 43,518 Related to tax losses and social contribution loss carryforwards 2,325 (385) 529 2,469 Provision for profit sharing 2,794 (2,794) 3,258 3,258 Provisions 5,869 (2,354) 2,762 6,277 Civil lawsuits 1,227 (730) 742 1,239 Labor claims 2,867 (1,509) 1,816 3,174 Tax and social security obligations 1,775 (115) 204 1,864 Legal obligations 279 (15) 111 375 Adjustments of operations carried out on the futures settlement market - - 787 787 Adjustment to fair value of financial assets - At fair value through profit or loss 755 (755) 245 245 Provision relating to health insurance operations 395 (30) - 365 Other 7,633 (3,514) 3,223 7,342 Reflected in stockholders’ equity 2,954 (244) 2,860 5,570 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,022 (244) 2,490 4,268 Cash flow hedge 108 - 284 392 Other 824 - 86 910 Total 61,668 (17,527) 26,065 70,206 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively. 83

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II - The deferred tax liabilities balance and its changes are represented by: 01/01/2025 12/31/2024 Realization / reversal Increase 12/31/2025 Reflected in income 9,065 (4,670) 5,524 9,919 Supervenience of depreciation of finance lease 107 (9) - 98 Adjustment of deposits in guarantee and provisions 1,754 (722) 657 1,689 Post-employment benefits 260 (37) 34 257 Adjustments of operations carried out on the futures settlement market - - 185 185 Adjustment to fair value of financial assets - At fair value through profit or loss 3,538 (3,538) 3,763 3,763 Taxation of results abroad – capital gains 764 (25) 9 748 Other 2,642 (339) 876 3,179 Reflected in stockholders’ equity 2,885 (764) 375 2,496 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,881 (764) 372 2,489 Post-employment benefits 4 - 3 7 Total (1) 11,950 (5,434) 5,899 12,415 1) The balance of deferred tax liabilities includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026. 01/01/2024 12/31/2023 Realization / reversal Increase 12/31/2024 Reflected in income 7,148 (2,368) 4,285 9,065 Supervenience of depreciation of finance lease 130 (23) - 107 Adjustment of deposits in guarantee and provisions 1,572 (9) 191 1,754 Post-employment benefits 15 (15) 260 260 Adjustments of operations carried out on the futures settlement market 416 (416) - - Adjustment to fair value of financial assets - At fair value through profit or loss 1,450 (1,450) 3,538 3,538 Taxation of results abroad – capital gains 740 - 24 764 Other 2,825 (455) 272 2,642 Reflected in stockholders’ equity 1,389 (147) 1,643 2,885 Adjustment to fair value of financial assets - At fair value through other comprehensive income 1,381 (143) 1,643 2,881 Post-employment benefits 8 (4) - 4 Total 8,537 (2,515) 5,928 11,950 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively. III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Deferred tax liabilities % Net deferred taxes % Realization year Temporary differences % Tax loss / social contribution loss carryforwards % Total % 2026 17,848 23.8% 508 99.0% 18,356 24.3% (1,139) 9.2% 17,217 27.3% 2027 10,849 14.5% - - 10,849 14.4% (478) 3.9% 10,371 16.5% 2028 7,658 10.2% 1 0.2% 7,659 10.2% (538) 4.3% 7,121 11.3% 2029 6,017 8.0% 1 0.2% 6,018 8.0% (1,355) 10.9% 4,663 7.4% 2030 5,710 7.6% 2 0.4% 5,712 7.6% (659) 5.3% 5,053 8.0% After 2030 26,815 35.9% 1 0.2% 26,816 35.5% (8,246) 66.4% 18,570 29.5% Total 74,897 100.0% 513 100.0% 75,410 100.0% (12,415) 100.0% 62,995 100.0% Present value (1) 60,235 484 60,719 (8,878) 51,841 1) The average funding rate, net of tax effects, was used to determine the present value. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income. 84

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 IV - Deferred tax assets not accounted for At 12/31/2025, deferred tax assets not accounted for correspond to R$ 586 (R$ 88 at 12/31/2024) and result from Management’s evaluation of their perspectives of realization in the long term. c) Tax liabilities Note 12/31/2025 12/31/2024 Taxes and contributions on income payable 6,436 4,364 Deferred tax liabilities 24b II 491 603 Other 4,655 6,378 Total 11,582 11,345 Current 9,895 8,444 Non-current 1,687 2,901 Note 25 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 12/31/2025 01/01 to 12/31/2024 (1) 01/01 to 12/31/2023 (1) Net income attributable to owners of the parent company 44,857 41,085 33,105 Minimum non-cumulative dividends on preferred shares (120) (120) (121) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (124) (124) (123) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 22,624 20,687 16,631 Preferred 21,989 20,154 16,230 Total net income available to equity owners Common 22,748 20,811 16,754 Preferred 22,109 20,274 16,351 Weighted average number of outstanding shares Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,459,926,630 5,472,801,129 5,482,580,990 Basic earnings per share – R$ Common 4.05 3.70 2.98 Preferred 4.05 3.70 2.98 1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held. 85

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 12/31/2025 01/01 to 12/31/2024 (1) 01/01 to 12/31/2023 (1) Net income available to preferred equity owners 22,109 20,274 16,351 Dividends on preferred shares after dilution effects 227 149 101 Net income available to preferred equity owners considering preferred shares after the dilution effect 22,336 20,423 16,452 Net income available to ordinary equity owners 22,748 20,811 16,754 Dividend on preferred shares after dilution effects (227) (149) (101) Net income available to ordinary equity owners considering preferred shares after the dilution effect 22,521 20,662 16,653 Adjusted weighted average of shares Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,571,684,620 5,552,704,085 5,549,980,489 Preferred 5,459,926,630 5,472,801,129 5,482,580,990 Incremental as per share-based payment plans 111,757,990 79,902,956 67,399,499 Diluted earnings per share – R$ Common 4.01 3.68 2.96 Preferred 4.01 3.68 2.96 1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held. There was no potentially antidilutive effect of the shares in share-based payment plans in any of the periods. Note 26 - Post-employment benefits The accounting policies on post-employment benefits are presented in Note 2c XIV. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plan: • Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP). • Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU. • Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP. 86

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 a) Main actuarial assumptions The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation: Type Assumption 12/31/2025 12/31/2024 Demographic Mortality table (1) AT-2000 AT-2000 Financial Nominal discount rate (2) 11.70% p.a. 11.59% p.a. Financial Inflation (3) 4.00% p.a. 4.00% p.a. 1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respesctive basic tables. 2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. 3) Long-term inflation projected. Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country. b) Risk management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils. Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. • Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. • Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. • Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note. When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. 87

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 c) Asset management The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market: Types Fair value % Allocation 12/31/2025 12/31/2024 12/31/2025 12/31/2024 Fixed income securities 22,144 20,732 96.5% 96.5% Quoted in an active market 21,481 20,117 93.6% 93.6% Non quoted in an active market 663 615 2.9% 2.9% Variable income securities 2 9 - - Quoted in an active market 2 4 - - Non quoted in an active market - 5 - - Structured investments 125 120 0.5% 0.6% Non quoted in an active market 125 120 0.5% 0.6% Real estate 575 546 2.6% 2.5% Loans to participants 91 83 0.4% 0.4% Total 22,937 21,490 100.0% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 2 (R$ 1 at 12/31/2024), and real estate rented to group companies, with a fair value of R$ 508 (R$ 472 at 12/31/2024). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used. 88

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 e) Change in the net amount recognized in the balance sheet The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made. 12/31/2025 Note BD and CV plans CD plans Other post- employment benefits Total Net asset Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amounts recognized in income (1+2+3+4) 2,393 (2,108) (493) (208) (16) (10) (26) (61) (295) 1 - Cost of current service - (24) - (24) - - - - (24) 2 - Cost of past service - - - - - - - - - 3 - Net interest 2,393 (2,084) (493) (184) 50 (10) 40 (61) (205) 4 - Other revenues and expenses (1) - - - - (66) - (66) - (66) Amount recognized in stockholders' equity - other comprehensive income (5+6+7) 749 (445) (300) 4 (10) (5) (15) 14 3 5 - Effects on asset ceiling - - (300) (300) - (5) (5) - (305) 6 - Remeasurements 762 (451) - 311 (10) - (10) 14 315 Changes in demographic assumptions - 151 - 151 - - - - 151 Changes in financial assumptions - (384) - (384) - - - 4 (380) Experience of the plan (2) 762 (218) - 544 (10) - (10) 10 544 7 - Exchange variation (13) 6 - (7) - - - - (7) Other (8+9+10) (1,695) 1,947 - 252 - - - 83 335 8 - Receipt by destination of resources - - - - - - - - - 9 - Benefits paid (1,947) 1,947 - - - - - 83 83 10 - Contributions and investments from sponsor 252 - - 252 - - - - 252 Amounts at the end of the period 22,937 (19,641) (5,030) (1,734) 339 (96) 243 (526) (2,017) Amount recognized in Assets 18a 13 243 - 256 Amount recognized in Liabilities 18b (1,747) - (526) (2,273) 12/31/2024 BD and CV plans CD plans Other post- employment benefits Total Net assets Actuarial liabilities Asset ceiling Recognized amount Pension plan fund Asset ceiling Recognized amount Liabilities Recognized amount Amounts at the beginning of the period 23,754 (21,590) (4,130) (1,966) 393 (80) 313 (776) (2,429) Amounts recognized in income (1+2+3+4) 2,226 (2,015) (397) (186) 105 (7) 98 (65) (153) 1 - Cost of current service - (29) - (29) - - - - (29) 2 - Cost of past service - - - - - - - - - 3 - Net interest 2,226 (1,986) (397) (157) 41 (7) 34 (65) (188) 4 - Other revenues and expenses (1) - - - - 64 - 64 - 64 Amount recognized in stockholders' equity - other comprehensive income (5+6+7) (3,240) 2,762 290 (188) (133) 6 (127) 88 (227) 5 - Effects on asset ceiling - - 290 290 - 6 6 - 296 6 - Remeasurements (3,244) 2,790 - (454) (133) - (133) 88 (499) Changes in demographic assumptions - - - - - - - - - Changes in financial assumptions - 3,197 - 3,197 - - - 91 3,288 Experience of the plan (2) (3,244) (407) - (3,651) (133) - (133) (3) (3,787) 7 - Exchange variation 4 (28) - (24) - - - - (24) Other (8+9+10) (1,250) 1,808 - 558 - - - 191 749 8 - Receipt by destination of resources - - - - - - - - - 9 - Benefits paid (1,808) 1,808 - - - - - 191 191 10 - Contributions and investments from sponsor 558 - - 558 - - - - 558 Amounts at the end of the period 21,490 (19,035) (4,237) (1,782) 365 (81) 284 (562) (2,060) Amount recognized in Assets 18a 17 284 - 301 Amount recognized in Liabilities 18b (1,799) - (562) (2,361) 1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants. 89

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Net interest correspond to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. (On 01/01/2024 the rate used was 9.56% p.a.). ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47, in Other comprehensive income is R$ 15 and in income/(expense) is R$ (6). f) Defined benefit contributions Estimated contributions Contributions made 2026 01/01 to 12/31/2025 01/01 to 12/31/2024 Retirement plan - FIU 21 69 70 Retirement plan - FUNBEP 129 147 453 Total (1) 150 216 523 1) Include extraordinary contributions agreed upon in deficit equation plans. g) Maturity profile of defined benefit liabilities Duration (1) 2026 2027 2028 2029 2030 2031 to 2035 Pension plan - FIU 7.95 1,219 1,263 1,305 1,345 1,383 7,381 Pension plan - FUNBEP 7.38 740 757 774 789 803 4,169 Other post-employment benefits 7.42 91 72 45 47 49 265 Total 2,050 2,092 2,124 2,181 2,235 11,815 1) Average duration of plan´s actuarial liabilities. h) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Main assumptions BD and CV plans Other post-employment benefits Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Present value of liability Income Stockholders´ equity (Other comprehensive income) (1) Discount rate Increase by 0.5 p.p. (669) - 236 (17) - 17 Decrease by 0.5 p.p. 716 - (252) 19 - (19) Mortality table Increase by 5% (234) - 79 (9) - 9 Decrease by 5% 245 - (82) 10 - (10) Medical inflation Increase by 1 p.p. - - - 40 - (40) Decrease by 1 p.p. - - - (35) - 35 1) Net of effects of asset ceiling Note 27 - Insurance contracts and private pension The accounting policy on insurance contracts and private pension is presented in Note 2c XI. Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation. Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold. 90

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets. The liquidity management of insurance and private pension contracts is detailed in Note 32. Insurance contracts and private pension portfolios and measurement approach are presented below: Note 12/31/2025 12/31/2024 (Assets) / liabilities Income (Assets) / liabilities Income Contractual Financial Contractual Financial General model (BBA) 14,307 3,301 (826) 16,399 2,332 (1,385) lnsurance 27a I 5,897 3,126 (309) 5,752 2,463 (268) Private pension 27a II 8,410 175 (517) 10,647 (131) (1,117) Variable fee approach (VFA) 27a II 338,116 1,543 (41,332) 289,823 1,869 (22,310) Private pension 338,116 1,543 (41,332) 289,823 1,869 (22,310) Simplified model (PAA) 27a I 618 2,725 8 611 2,335 16 lnsurance 642 2,765 4 631 2,382 11 Reinsurance (24) (40) 4 (20) (47) 5 Total Insurance contracts and private pension 353,041 7,569 (42,150) 306,833 6,536 (23,679) lnsurance 6,539 5,891 (305) 6,383 4,845 (257) Reinsurance (24) (40) 4 (20) (47) 5 Private pension 346,526 1,718 (41,849) 300,470 1,738 (23,427) Current 16,861 - - 17,913 - - Non-current 336,180 - - 288,920 - - Insurance of general model (BBA) are composed of assets of R$ (188) (R$ (46) at 12/31/2024) and liabilities of R$ 6,085 (R$ 5,798 at 12/31/2024). a) Reconciliation of insurance and private pension portfolios I - Insurance 12/31/2025 12/31/2024 Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Opening balance - 01/01 3,868 1,850 645 6,363 3,015 1,960 609 5,584 Income from insurance contracts and private pension (8,061) 469 1,741 (5,851) (6,446) (39) 1,687 (4,798) Financial income from insurance contracts and private pension 104 (12) 11 103 233 (71) - 162 Premiums received, claims and other expenses paid 7,616 - (1,716) 5,900 7,066 - (1,651) 5,415 Closing balance 3,527 2,307 681 6,515 3,868 1,850 645 6,363 12/31/2025 12/31/2024 Estimate of present value of future cash flows Contractual service margin Risk adjustment for non- financial risk Total Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Opening balance - 01/01 146 5,928 289 6,363 86 5,215 283 5,584 Realization of insurance contractual margin - (6,369) - (6,369) - (5,194) - (5,194) Actuarial remeasurements 993 (508) 33 518 1,557 (1,151) (10) 396 Income from insurance contracts and private pension 993 (6,877) 33 (5,851) 1,557 (6,345) (10) (4,798) New recognized insurance contracts (6,885) 6,872 13 - (6,760) 6,743 17 - Financial income from insurance contracts and private pension (260) 374 (11) 103 (152) 315 (1) 162 Recognized in income for the period (88) 374 15 301 (76) 315 13 252 Recognized in other comprehensive income (172) - (26) (198) (76) - (14) (90) Premiums received, claims and other expenses paid 5,900 - - 5,900 5,415 - - 5,415 Closing balance (106) 6,297 324 6,515 146 5,928 289 6,363 91

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II - Private pension 12/31/2025 12/31/2024 Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Liability for remaining coverage Loss component of the liability for remaining coverage Liability for incurred claims Total Opening balance - 01/01 299,662 716 92 300,470 265,128 595 98 265,821 Income from insurance contracts and private pension (77,896) (222) 76,400 (1,718) (89,794) 137 87,919 (1,738) Financial income from insurance contracts and private pension 40,997 (345) 5 40,657 22,753 (16) (1) 22,736 Premiums received, claims and other expenses paid 83,515 - (76,398) 7,117 101,575 - (87,924) 13,651 Closing Balance 346,278 149 99 346,526 299,662 716 92 300,470 12/31/2025 12/31/2024 Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Estimate of present value of future cash flows Contractual service margin Risk adjustment for non-financial risk Total Opening balance - 01/01 279,220 20,944 306 300,470 245,564 19,936 321 265,821 Realization of insurance contractual margin - (1,572) - (1,572) - (1,899) - (1,899) Actuarial remeasurements (1,706) 1,594 (34) (146) 379 (196) (22) 161 Income from insurance contracts and private pension (1,706) 22 (34) (1,718) 379 (2,095) (22) (1,738) New recognized insurance contracts (3,597) 3,589 8 - (3,103) 3,097 6 - Financial Income from insurance contracts and private pension 40,656 6 (5) 40,657 22,729 6 1 22,736 Recognized in income for the period 41,832 6 11 41,849 23,410 6 11 23,427 Recognized in other comprehensive income (1,176) - (16) (1,192) (681) - (10) (691) Premiums received, claims and other expenses paid 7,117 - - 7,117 13,651 - - 13,651 Closing balance 321,690 24,561 275 346,526 279,220 20,944 306 300,470 The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 335,480 (R$ 287,919 at 12/31/2024). b) Contractual service margin ITAÚ UNIBANCO HOLDING expects to recognize the Contractual service margin in income according to the terms and amounts shown below: Period 12/31/2025 12/31/2024 lnsurance Private Pension Total lnsurance Private Pension Total 1 year 3,132 2,072 5,204 2,388 2,068 4,456 2 years 1,880 2,248 4,128 1,638 2,084 3,722 3 years 956 2,410 3,366 1,188 2,115 3,303 4 years 263 2,242 2,505 580 2,077 2,657 5 years 58 2,083 2,141 115 1,935 2,050 Over 5 years 8 13,506 13,514 19 10,665 10,684 Total 6,297 24,561 30,858 5,928 20,944 26,872 During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,794 (R$ 2,241 from 01/01 to 12/31/2024), with the balance of margin of these contracts corresponding to R$ 18,087 (R$ 17,798 at 12/31/2024). c) Discount rates The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows: 12/31/2025 12/31/2024 Indexes 1 year 3 years 5 years 10 years 20 years 1 year 3 years 5 years 10 years 20 years IGPM 7.29% 8.04% 7.98% 7.58% 7.34% 7.43% 5.69% 6.29% 6.18% 5.88% IPCA 9.13% 7.80% 7.62% 7.23% 7.04% 7.63% 8.05% 7.79% 7.59% 7.36% TR 11.69% 11.33% 11.55% 11.65% 11.63% 13.07% 13.48% 13.24% 12.78% 12.58% 92

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 d) Claims development Occurrence date 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 Total At the end of event period 1,265 1,167 1,125 1,205 1,240 After 1 year 1,530 1,416 1,383 1,467 After 2 years 1,571 1,444 1,421 After 3 years 1,584 1,460 After 4 years 1,596 Accumulated payments through base date 1,562 1,445 1,409 1,457 1,155 7,028 Liabilities recognized in the balance sheet 732 Liabilities in relation to prior periods 19 Other estimates 32 Adjustment to present value (46) Risk adjustment to non-financial risk 43 Liability for claims incurred at 12/31/2025 780 Note 28 - Fair value The accounting policy on fair value of financial instruments is presented in Note 2c IV. a) Assets and liabilities measured at fair value The assets and liabilities measured at fair value on a recurring basis are classified as follows: Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market. Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level. Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. 93

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy. 12/31/2025 12/31/2024 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Financial assets 616,603 128,416 723 745,742 535,394 128,576 2,158 666,128 Financial assets at fair value through other comprehensive income 128,557 3,662 254 132,473 103,319 2,766 218 106,303 Government securities 120,890 - - 120,890 98,873 - - 98,873 Brazil 81,763 - - 81,763 64,377 - - 64,377 Latin America 25,143 - - 25,143 21,470 - - 21,470 Abroad 13,984 - - 13,984 13,026 - - 13,026 Corporate securities 6,948 3,603 252 10,803 3,937 2,709 218 6,864 Rural product note - - - - - 126 - 126 Bank deposit certificates - 167 - 167 - 83 - 83 Real estate receivables certificates - 222 - 222 - 57 - 57 Debentures 2,248 1,913 252 4,413 761 519 218 1,498 Eurobonds and other 4,700 1,171 - 5,871 3,162 1,650 - 4,812 Financial credit bills - 5 - 5 - 53 - 53 Other - 125 - 125 14 221 - 235 Shares 719 59 2 780 509 57 - 566 Financial assets at fair value through profit or loss 488,046 124,754 469 613,269 432,075 125,810 1,940 559,825 Government securities 398,919 3,955 - 402,874 364,740 2,810 - 367,550 Brazil 392,506 3,952 - 396,458 358,886 2,810 - 361,696 Latin America 6,012 3 - 6,015 4,381 - - 4,381 Abroad 401 - - 401 1,473 - - 1,473 Corporate securities 75,221 69,789 365 145,375 58,396 69,062 1,834 129,292 Rural product note - 636 - 636 - 941 - 941 Bank deposit certificates - 1,108 - 1,108 - 450 - 450 Real estate receivables certificates 249 1,714 83 2,046 265 1,289 100 1,654 Debentures 71,016 26,612 278 97,906 55,942 29,466 1,734 87,142 Eurobonds and other 3,001 97 - 3,098 1,968 23 - 1,991 Financial bills - 37,343 2 37,345 - 33,071 - 33,071 Promissory and commercial notes - 1,174 - 1,174 - 1,216 - 1,216 Other 955 1,105 2 2,062 221 2,606 - 2,827 Shares 12,126 12,945 104 25,175 7,659 18,115 106 25,880 Investment funds 1,780 38,065 - 39,845 1,280 35,823 - 37,103 Designated as fair value through profit or loss 15,505 - - 15,505 318 - - 318 Government securities 15,505 - - 15,505 318 - - 318 Brazil 57 - - 57 43 - - 43 Latin America 15,448 - - 15,448 275 - - 275 Other financial assets - 3,092 - 3,092 - 1,612 - 1,612 Non-financial assets 4,139 - - 4,139 2,345 - - 2,345 Financial liabilities - (1,686) - (1,686) - (862) - (862) Financial liabilities at fair value through profit or loss - (1,686) - (1,686) - (862) - (862) Structured notes - (57) - (57) - (318) - (318) Other financial liabilities - (1,629) - (1,629) - (544) - (544) 94

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 12/31/2025 12/31/2024 Level 1 Level 2 Level 3 Fair value Level 1 Level 2 Level 3 Fair value Assets 21 72,982 381 73,384 5 92,062 372 92,439 Options - 11,707 19 11,726 - 21,139 31 21,170 Forward 4 4,586 17 4,607 - 1,721 18 1,739 Swaps - 46,839 345 47,184 - 55,106 322 55,428 NDF - 8,351 - 8,351 - 12,207 - 12,207 Credit derivatives - 615 - 615 - 632 1 633 Other 17 884 - 901 5 1,257 - 1,262 Liabilities (418) (67,760) (1,582) (69,760) (67) (85,171) (175) (85,413) Options (30) (8,350) (22) (8,402) - (20,580) (8) (20,588) Forward (338) (4,028) (15) (4,381) - (1,435) (15) (1,450) Swaps - (43,908) (1,545) (45,453) - (51,242) (152) (51,394) NDF - (10,929) - (10,929) - (10,761) - (10,761) Credit derivatives - (367) - (367) - (795) - (795) Other (50) (178) - (228) (67) (358) - (425) Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed- income assets. Changes in the fair value hierarchy In the periods, there were no material transfer between Level 1 and Level 2. The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options. 95

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Fair value at Total gains or losses (realized/unrealized) Purchases Settlements Transfers in the hierarchy Fair value at Total gains or losses (unrealized) 01/01/2025 12/31/2024 Income Other comprehensive income 12/31/2025 Financial assets 2,158 200 5 64 (1,640) (64) 723 (277) At fair value through other comprehensive income 218 46 5 6 (22) 1 254 (1) Corporate securities 218 46 5 6 (22) (1) 252 (1) Debentures 218 46 5 - (16) (1) 252 (1) Financial bills - - - 6 (6) - - - Shares - - - - - 2 2 - At fair value through profit or loss 1,940 154 - 58 (1,618) (65) 469 (276) Corporate securities 1,834 198 - 16 (1,618) (65) 365 (120) Real estate receivables certificates 100 8 - 1 - (26) 83 (75) Debentures 1,734 190 - 3 (1,606) (43) 278 (45) Eurobonds and other - - - 12 (12) - - - Financial bills - - - - - 2 2 - Other - - - - - 2 2 - Shares 106 (44) - 42 - - 104 (156) Derivatives - assets 372 134 - 349 (223) (251) 381 (265) Forward 18 (2) - 1 - - 17 - Option 31 (7) - 108 (113) - 19 (37) Swaps 322 143 - 240 (109) (251) 345 (228) Credit derivatives 1 - - - (1) - - - Derivatives - liabilities (175) (402) - (1,356) 430 (79) (1,582) 390 Forward (15) - - (15) 15 - (15) - Option (8) (19) - (75) 79 1 (22) (6) Swaps (152) (383) - (1,266) 336 (80) (1,545) 396 Fair value at Total gains or losses (realized/unrealized) Purchases Settlements Transfers in the hierarchy Fair value at Total gains or losses (unrealized) 01/01/2024 12/31/2023 Income Other comprehensive income 12/31/2024 Financial assets 2,371 298 6 1,713 (957) (1,273) 2,158 (994) At fair value through other comprehensive income 253 12 6 504 (372) (185) 218 - Corporate securities 60 12 6 504 (179) (185) 218 - Debentures - 7 (1) 216 (144) 140 218 - Eurobonds and other 60 5 7 288 (35) (325) - - Shares 193 - - - (193) - - - At fair value through profit or loss 2,118 286 - 1,209 (585) (1,088) 1,940 (994) Corporate securities 2,047 250 - 1,206 (581) (1,088) 1,834 (896) Real estate receivables certificates 126 (27) - 83 (95) 13 100 (78) Debentures 1,895 306 - 950 (259) (1,158) 1,734 (818) Promissory notes 17 - - - - (17) - - Eurobonds and other 5 (41) - 132 (87) (9) - - Financial bills 4 - - - (4) - - - Other - 12 - 41 (136) 83 - - Shares 71 36 - 3 (4) - 106 (98) Derivatives - assets 262 176 - 235 (216) (85) 372 270 Forward 19 (1) - - - - 18 - Option 6 13 - 67 (47) (8) 31 (2) Swaps 236 164 - 168 (169) (77) 322 271 Credit derivatives 1 - - - - - 1 1 Derivatives - liabilities (389) (215) - (306) 239 496 (175) 13 Forward (16) 1 - - - - (15) - Option (1) 17 - (54) 23 7 (8) 7 Swaps (372) (233) - (252) 216 489 (152) 6 96

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering: Interest rate: Shocks of of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear: Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Sensitivity – Level 3 Operations 12/31/2025 12/31/2024 Market risk factor groups Scenarios Impact Impact Income Stockholders' equity Income Stockholders' equity Interest rates I (5.6) (0.1) (7.4) (0.1) II (141.6) (3.2) (185.8) (3.1) III (283.7) (6.4) (372.2) (6.2) Commodities, Indexes and Shares I (5.4) - (5.7) - II (10.8) - (11.4) - Nonlinear I (25.5) - (25.1) - II (40.8) - (45.8) - b) Financial assets and liabilities not measured at fair value The following table presents the book value and estimated fair value for financial assets and liabilities measured at amortized cost 12/31/2025 12/31/2024 Book value Fair value Book value Fair value Financial assets at amortized cost (1) 2,042,788 2,041,928 1,912,804 1,908,145 Central Bank of Brazil deposits 167,275 167,275 160,698 160,698 Interbank deposits 66,169 66,169 66,925 66,925 Securities purchased under agreements to resell 280,592 280,592 243,219 243,219 Securities 327,473 326,895 323,852 322,079 Loan and lease operations 1,037,250 1,036,968 981,397 978,511 Other financial assets 164,029 164,029 136,713 136,713 Financial liabilities at amortized cost 2,350,901 2,347,651 2,148,776 2,150,952 Deposits 1,114,482 1,114,434 1,054,741 1,054,745 Securities sold under repurchase agreements 434,607 434,607 388,787 388,787 Interbank market funds 406,170 402,669 372,294 372,587 Institutional market funds 154,194 154,493 140,547 142,426 Other financial liabilities 241,448 241,448 192,407 192,407 1) Amounts presented net of the provision for expected loss. The methods used to estimate the fair value of financial instruments measured at amortized cost are: • Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Interbank deposits, Deposits, lnterbank market funds and lnstitutional market funds - They are calculated by discounting estimated cash flows at market interest rates. 97

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of Financial guarantees, which amount to R$ 134,105 (R$ 123,915 at 12/31/2024) with an estimated fair value of R$ 1,295 (R$ 988 at 12/31/2024). Note 29 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. 98

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned. 99

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I - Civil, labor and other risks provisions Below are the changes in civil, labor and other risks provisions: 12/31/2025 Note Civil Labor Other Risks Total Opening balance - 01/01 3,207 8,213 1,066 12,486 (-) Provisions guaranteed by indemnity clause 2c XII (169) (671) - (840) Subtotal 3,038 7,542 1,066 11,646 Adjustment / Interest 23 115 578 - 693 Changes in the period reflected in income 23 1,228 3,334 364 4,926 Increase 1,835 3,793 650 6,278 Reversal (607) (459) (286) (1,352) Payment / Transfer (1,426) (3,173) (37) (4,636) Subtotal 2,955 8,281 1,393 12,629 (+) Provisions guaranteed by indemnity clause 2c XII 197 565 - 762 Closing balance 3,152 8,846 1,393 13,391 Current 1,434 3,176 687 5,297 Non-current 1,718 5,670 706 8,094 12/31/2024 Note Civil Labor Other Risks Total Opening balance - 01/01 3,203 7,821 2,141 13,165 (-) Provisions guaranteed by indemnity clause 2c XII (205) (962) - (1,167) Subtotal 2,998 6,859 2,141 11,998 Adjustment / Interest 23 122 515 - 637 Changes in the period reflected in income 23 1,487 3,539 325 5,351 Increase 2,062 3,958 325 6,345 Reversal (575) (419) - (994) Payment / Transfer (1,569) (3,371) (1,400) (6,340) Subtotal 3,038 7,542 1,066 11,646 (+) Provisions guaranteed by indemnity clause 2c XII 169 671 - 840 Closing balance 3,207 8,213 1,066 12,486 Current 1,535 3,443 115 5,093 Non-current 1,672 4,770 951 7,393 II - Tax and social security provisions Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the change in the provisions: Note 12/31/2025 12/31/2024 Opening balance - 01/01 6,723 6,579 (-) Provisions guaranteed by indemnity clause 2c XII (83) (79) Subtotal 6,640 6,500 Adjustment / Interest (1) 929 543 Changes in the period reflected in income (1,293) (274) Increase (1) 579 61 Reversal (1) (1,872) (335) Payment (1,963) (129) Subtotal 4,313 6,640 (+) Provisions guaranteed by indemnity clause 2c XII 87 83 Closing balance 4,400 6,723 Current - - Non-current 4,400 6,723 1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. The main discussion related to tax and social security provisions is described below: 100

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • PIS and COFINS – Calculation Basis – R$ 34: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 10. During the period, ITAÚ UNIBANCO HOLDING adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL), 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), 54/2025 (demutualization of the Stock Exchange) and 19/2025 (high economic impact judicial credits), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency. The net effect on income was R$ 550. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,043 (R$ 5,480 at 12/31/2024), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 1,236 (R$ 1,048 at 12/31/2024). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 42,145 (R$ 52,872 at 12/31/2024), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 2,412: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking Activities/Provider Establishment – R$ 9,413: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,808: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies is discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,690: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed. • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,646: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,476: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 5,848: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,679: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. c) Accounts receivable – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 387 (R$ 358 at 12/31/2024) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims. 101

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 d) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of: 12/31/2025 12/31/2024 Note Civil Labor Tax Total Total Deposits in guarantee 18a 1,569 2,004 9,924 13,497 13,662 Investment fund quotas 260 62 - 322 534 Surety 78 14 5,418 5,510 5,453 Insurance bond 2,562 2,220 20,859 25,641 22,432 Guarantee by government securities - - 411 411 361 Total 4,469 4,300 36,612 45,381 42,442 Note 30 - Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: • Retail Business The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. • Wholesale Business It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. 102

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. 103

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Consolidated Statement of Managerial Result 01/01 to 12/31/2025 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 112,204 62,620 9,569 184,393 (16,613) 167,780 Interest margin 70,383 45,248 8,778 124,409 (11,685) 112,724 Commissions and Banking Fees 29,798 16,639 454 46,891 106 46,997 Income from insurance and private pension operations before claim and selling expenses 12,023 733 337 13,093 (4,362) 8,731 Other revenues - - - - (672) (672) Cost of Credit (31,616) (4,994) - (36,610) 7,777 (28,833) Claims (1,624) (34) - (1,658) 1,658 - Operating margin 78,964 57,592 9,569 146,125 (7,178) 138,947 Other operating income / (expenses) (51,604) (23,175) (2,777) (77,556) (11,141) (88,697) Non-interest expenses (44,462) (20,278) (2,045) (66,785) (12,391) (79,176) Tax expenses for ISS, PIS and COFINS and Other (7,142) (2,897) (732) (10,771) (167) (10,938) Share of profit or (loss) in associates and joint ventures - - - - 1,417 1,417 Income before income tax and social contribution 27,360 34,417 6,792 68,569 (18,319) 50,250 Income tax and social contribution (7,701) (10,652) (2,043) (20,396) 15,995 (4,401) Non-controlling interests (529) (759) (55) (1,343) 351 (992) Net income 19,130 23,006 4,694 46,830 (1,973) 44,857 12/31/2025 Total assets (*) - 1,896,887 1,464,874 101,085 3,096,277 (30,108) 3,066,169 Total liabilities - 1,820,419 1,374,833 61,964 2,890,647 (39,554) 2,851,093 (*) Includes: Investments in associates and joint ventures 2,669 - 6,280 8,949 1,891 10,840 Fixed assets, net 7,724 1,871 - 9,595 3,040 12,635 Goodwill and Intangible assets, net 8,322 10,037 - 18,359 5,740 24,099 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Interest margin includes interest and similar income and expenses of R$ 35,452 (R$ 74,980 from 01/01 to 12/31/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 58,054 (R$ 32,011 from 01/01 to 12/31/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 19,218 (R$ (3,143) from 01/01 to 12/31/2024). Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (7,419) (R$ (7,177) from 01/01 to 12/31/2024). 104

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 01/01 to 12/31/2024 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 101,057 58,014 9,887 168,958 (908) 168,050 Interest margin 61,956 41,259 9,232 112,447 (8,599) 103,848 Commissions and Banking Fees 28,559 16,176 375 45,110 1,961 47,071 Income from insurance and private pension operations before claim and selling expenses 10,542 579 280 11,401 (4,419) 6,982 Other revenues - - - - 10,149 10,149 Cost of Credit (29,819) (4,675) - (34,494) 2,183 (32,311) Claims (1,589) (26) - (1,615) 1,615 - Operating margin 69,649 53,313 9,887 132,849 2,890 135,739 Other operating income / (expenses) (48,552) (21,248) (2,541) (72,341) (15,842) (88,183) Non-interest expenses (41,946) (18,438) (1,755) (62,139) (17,277) (79,416) Tax expenses for ISS, PIS and COFINS and Other (6,606) (2,810) (786) (10,202) 388 (9,814) Share of profit or (loss) in associates and joint ventures - - - - 1,047 1,047 Income before income tax and social contribution 21,097 32,065 7,346 60,508 (12,952) 47,556 Income tax and social contribution (5,482) (10,502) (1,879) (17,863) 12,435 (5,428) Non-controlling interests (491) (650) (101) (1,242) 199 (1,043) Net income 15,124 20,913 5,366 41,403 (318) 41,085 12/31/2024 Total assets (*) - 1,842,885 1,418,456 243,230 3,048,537 (194,062) 2,854,475 Total liabilities - 1,774,738 1,333,954 185,422 2,838,080 (204,889) 2,633,191 (*) Includes: Investments in associates and joint ventures 2,343 - 6,214 8,557 1,517 10,074 Fixed assets, net (2) 7,490 1,590 - 9,080 4,183 13,263 Goodwill and Intangible assets, net 8,808 9,383 - 18,191 5,806 23,997 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. 105

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 01/01 to 12/31/2023 Retail Business Wholesale Business Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (1) Operating revenues 96,595 54,631 5,572 156,798 (1,827) 154,971 Interest margin 59,099 39,980 5,019 104,098 (6,386) 97,712 Commissions and Banking Fees 28,016 14,274 309 42,599 3,132 45,731 Income from insurance and private pension operations before claim and selling expenses 9,480 377 244 10,101 (3,488) 6,613 Other revenues - - - - 4,915 4,915 Cost of Credit (32,139) (4,803) - (36,942) 6,497 (30,445) Claims (1,487) (22) - (1,509) 1,509 - Operating margin 62,969 49,806 5,572 118,347 6,179 124,526 Other operating income / (expenses) (45,560) (20,373) (1,864) (67,797) (17,029) (84,826) Non-interest expenses (39,085) (17,722) (1,360) (58,167) (17,592) (75,759) Tax expenses for ISS, PIS and COFINS and Other (6,475) (2,651) (504) (9,630) (357) (9,987) Share of profit or (loss) in associates and joint ventures - - - - 920 920 Income before income tax and social contribution 17,409 29,433 3,708 50,550 (10,850) 39,700 Income tax and social contribution (4,232) (9,022) (935) (14,189) 8,366 (5,823) Non-controlling interests (78) (655) (10) (743) (29) (772) Net income 13,099 19,756 2,763 35,618 (2,513) 33,105 12/31/2023 Total assets (*) - 1,677,189 1,228,153 195,290 2,696,522 (153,422) 2,543,100 Total liabilities - 1,610,852 1,150,141 150,705 2,507,587 (163,537) 2,344,050 (*) Includes: Investments in associates and joint ventures 2,156 - 5,946 8,102 1,191 9,293 Fixed assets, net 7,333 1,690 - 9,023 112 9,135 Goodwill and Intangible assets, net 9,419 8,338 - 17,757 5,607 23,364 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Interest margin includes interest and similar income and expenses of R$ 64,135, result of financial assets and liabilities at fair value through profit or loss of R$ 29,145 and foreign exchange results and exchange variations in foreign transactions of R$ 4,432. Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (6,529). 106

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2025 12/31/2024 Brazil Abroad Total Brazil Abroad Total Non-current assets (3) 30,646 6,088 36,734 27,940 5,250 33,190 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total Income related to interest and similar (1,2,3) 278,006 54,056 332,062 219,281 51,845 271,126 221,534 34,428 255,962 Income from insurance contracts and private pension (3) 8,731 - 8,731 6,982 - 6,982 6,613 - 6,613 Commissions and Banking Fees (3) 41,062 5,935 46,997 41,888 5,183 47,071 41,147 4,584 45,731 1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions. 2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. 3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values. 107

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 31 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 108

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING 12/31/2025 12/31/2024 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Assets lnterbank investments - 1,328 - 1,328 - 820 - 820 Loan operations - 232 408 640 - 141 448 589 Securities and derivatives (assets and liabilities) - 795 3,380 4,175 527 373 3,211 4,111 Other assets - 406 301 707 - 437 54 491 Total assets - 2,761 4,089 6,850 527 1,771 3,713 6,011 Liabilities Deposits (47) (80) (1,159) (1,286) - (129) (1,157) (1,286) Securities sold under repurchase agreements - (287) (793) (1,080) - (279) (71) (350) Debt instruments - (84) (213) (297) - (29) (146) (175) lnterbank and lnterbranch accounts (assets and liabilities) - (290) - (290) - - - - Other liabilities - (200) (4,263) (4,463) (2) (13) (1,576) (1,591) Total Liabilities (47) (941) (6,428) (7,416) (2) (450) (2,950) (3,402) ITAÚ UNIBANCO HOLDING 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Parent companies Associates and joint ventures Other related parties Total Statement of lncome lncome 41 263 14 318 156 91 914 1,161 173 48 629 850 Expenses (5) (29) (230) (264) - (74) (482) (556) - (20) (298) (318) Other operating income / (expenses) 7 (261) (481) (735) 14 (167) (839) (992) 14 (81) (196) (263) lncome 43 (27) (697) (681) 170 (150) (407) (387) 187 (53) 135 269 Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 213, Liabilities of R$ (11,290) and Results of R$ (44) (R$ 191, R$ (7,641) at 12/31/2024 and R$ 19 and R$ (62) from 01/01 to 12/31/2024 and 01/01 to 12/31/2023, respectively). 109

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Fees (851) (711) (686) Profit sharing (548) (321) (275) Post-employment benefits (10) (10) (6) Share-based payment plan (357) (229) (179) Total (1,766) (1,271) (1,146) Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively. Note 32 - Risk and Capital Management a) Corporate Governance To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders. Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution. • Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. 110

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions. 111

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. b) Risk Management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. 112

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. The rating models for large companies incorporate Report on Environmental, Social and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: 113

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. 114

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 This process strengthen the commitment of ITAÚ UNIBANCO HOLDING to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. Sensitivity analysis ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions. The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario: 12/31/2025 12/31/2024 Financial assets (1) Expected credit loss Reduction/(Increase) of expected credit loss Financial assets (1) Expected credit loss Reduction/(Increase) of expected credit loss Pessimistic scenario Base scenario Optimistic scenario Pessimistic scenario Base scenario Optimistic scenario 1,547,631 (51,313) (521) 206 637 1,464,464 (52,936) (2,183) 538 1,347 1) Composed of Loan operations, lease operations and securities. Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (1,793) (R$ (4,928) at 12/31/2024). I.III - Classification of Credit Impairment Stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING. • Stage 3: default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters. Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV. 115

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I.IV - Maximum exposure of financial instruments to credit risk 12/31/2025 12/31/2024 Brazil Abroad Total Brazil Abroad Total Financial assets 2,382,665 497,846 2,880,511 2,089,980 583,321 2,673,301 At Amortized cost 1,700,211 342,577 2,042,788 1,500,797 412,007 1,912,804 Central Bank of Brazil deposits 167,275 - 167,275 160,698 - 160,698 Interbank deposits 26,394 39,801 66,195 26,709 40,222 66,931 Securities purchased under agreements to resell 277,940 2,655 280,595 238,593 4,627 243,220 Securities 309,312 20,653 329,965 302,599 24,908 327,507 Loan and lease operations 821,637 262,161 1,083,798 708,917 316,576 1,025,493 Other financial assets 139,618 24,411 164,029 103,711 33,002 136,713 (-) Provision for expected credit loss (41,965) (7,104) (49,069) (40,430) (7,328) (47,758) At Fair value through other comprehensive income 61,370 71,103 132,473 31,268 75,035 106,303 Securities 61,370 71,103 132,473 31,268 75,035 106,303 At Fair value through profit or loss 621,084 84,166 705,250 557,915 96,279 654,194 Securities 603,439 25,335 628,774 533,887 26,256 560,143 Derivatives 14,553 58,831 73,384 22,416 70,023 92,439 Other financial assets 3,092 - 3,092 1,612 - 1,612 Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released (1,619) (174) (1,793) (4,298) (630) (4,928) Off-balance sheet 629,007 86,862 715,869 537,015 86,714 623,729 Financial guarantees 106,456 27,649 134,105 95,890 28,025 123,915 Credit commitments and credits to be released 522,551 59,213 581,764 441,125 58,689 499,814 Total 3,010,053 584,534 3,594,587 2,622,697 669,405 3,292,102 Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements. The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. I.IV.I - By business sector Loan and lease operations 12/31/2025% 12/31/2024 % Individuals 582,472 53.7% 549,181 53.6% Companies 501,326 46.3% 476,312 46.4% Industry and commerce 246,158 22.7% 222,945 21.7% Services 207,447 19.2% 207,437 20.2% Other sectors 47,721 4.4% 45,930 4.5% Total 1,083,798 100.0% 1,025,493 100.0% Other financial assets (1) 12/31/2025% 12/31/2024 % Public sector 954,882 63.1% 871,579 62.4% Services 156,891 10.4% 196,419 14.1% Financial 232,974 15.4% 146,823 10.5% Other sectors 167,473 11.1% 181,722 13.0% Total 1,512,220 100.0% 1,396,543 100.0% 1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets. The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector. 116

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I.IV.II - By type and classification of credit risk Loan and lease operations 12/31/2025 Stage 1 Stage 2 Stage 3 Consolidated of 3 Stages Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Individuals 410,807 902 355,886 767,595 34,869 1 3,201 38,071 27,550 - 13 27,563 473,226 903 359,100 833,229 Companies 359,265 104,710 165,929 629,904 9,746 257 786 10,789 11,277 3,541 182 15,000 380,288 108,508 166,897 655,693 Foreign loans - Latin America 210,945 24,336 54,672 289,953 10,329 315 1,070 11,714 9,010 43 25 9,078 230,284 24,694 55,767 310,745 Total 981,017 129,948 576,487 1,687,452 54,944 573 5,057 60,574 47,837 3,584 220 51,641 1,083,798 134,105 581,764 1,799,667% 58.1% 7.7% 34.2% 100.0% 90.7% 1.0% 8.3% 100.0% 92.6% 7.0% 0.4% 100.0% 60.2% 7.5% 32.3% 100.0% 12/31/2024 Stage 1 Stage 2 Stage 3 Consolidated of 3 Stages Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Loan operations Financial guarantees Credit commitments Total Individuals 347,749 816 290,397 638,962 66,468 2 11,946 78,416 31,357 - 48 31,405 445,574 818 302,391 748,783 Companies 332,440 94,564 142,195 569,199 13,237 959 1,255 15,451 11,956 3,045 247 15,248 357,633 98,568 143,697 599,898 Foreign loans - Latin America 196,464 23,965 50,716 271,145 14,004 534 2,862 17,400 11,818 30 148 11,996 222,286 24,529 53,726 300,541 Total (1) 876,653 119,345 483,308 1,479,306 93,709 1,495 16,063 111,267 55,131 3,075 443 58,649 1,025,493 123,915 499,814 1,649,222% 59.3% 8.0% 32.7% 100.0% 84.2% 1.4% 14.4% 100.0% 94.0% 5.2% 0.8% 100.0% 62.2% 7.5% 30.3% 100.0% 1) For better presentation and comparability, comparative balances have been reclassified acoording to current criteria. Internal rating 12/31/2025 12/31/2024 Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total Low 880,216 377 - 880,593 817,782 68,406 - 886,188 Medium 99,804 14,135 - 113,939 58,817 14,214 - 73,031 High 997 40,432 - 41,429 54 11,089 - 11,143 Credit-impaired - - 47,837 47,837 - - 55,131 55,131 Total 981,017 54,944 47,837 1,083,798 876,653 93,709 55,131 1,025,493% 90.5% 5.1% 4.4% 100.0% 85.5% 9.1% 5.4% 100.0% 117

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Other financial assets 12/31/2025 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 247,579 249,173 247,571 8 8 - - Brazil 187,441 189,044 187,441 - - - - Latin America 31,118 31,147 31,118 - - - - Abroad 29,020 28,982 29,012 8 8 - - Corporate securities 202,556 197,775 196,382 4,414 3,680 4,489 2,494 Rural product note 68,533 64,774 64,680 2,770 2,521 2,233 1,332 Bank deposit certificate 230 231 230 - - - - Real estate receivables certificates 4,410 4,352 4,343 78 67 - - Debentures 82,462 80,921 80,761 1,362 895 1,466 806 Eurobonds and other 17,558 17,257 17,252 - - 713 306 Financial bills 384 384 384 - - - - Promissory and commercial notes 21,273 21,095 21,068 188 155 77 50 Other (1) 7,706 8,761 7,664 16 42 - - Investment funds 9,811 9,814 9,811 - - - - Total 459,946 456,762 453,764 4,422 3,688 4,489 2,494 1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss. 118

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 12/31/2024 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 257,525 261,164 257,525 - - - - Brazil 176,185 179,814 176,185 - - - - Latin America 43,192 43,152 43,192 - - - - Abroad 38,148 38,198 38,148 - - - - Corporate securities 172,630 169,062 167,327 2,670 2,444 6,075 2,860 Rural product note 60,068 59,102 58,952 844 764 541 353 Bank deposit certificate 133 132 133 - - - - Real estate receivables certificates 5,875 5,434 5,426 453 449 - - Debentures 75,742 72,991 72,831 527 404 5,534 2,507 Eurobonds and other 5,905 5,914 5,763 143 142 - - Financial bills 265 264 265 - - - - Promissory and commercial notes 16,280 16,136 16,117 176 163 - - Other (1) 8,362 9,089 7,840 527 522 - - Total (2) 430,155 430,226 424,852 2,670 2,444 6,075 2,860 1) Includes equity instruments designated to Fair value througt other comprenhensive income. 2) The balances presented were adjusted to reflect the composition of the table with Amortized cost and Fair value through other comprehensive income financial instruments. 119

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Other financial assets - Internal classification by level of risk 12/31/2025 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 346,790 325,342 132,367 702,526 1,507,025 Medium - 2,061 - 177 2,238 High - 2,562 106 289 2,957 Total 346,790 329,965 132,473 702,992 1,512,220% 22.9% 21.8% 8.8% 46.5% 100.0% 12/31/2024 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 310,151 318,322 106,267 630,444 1,365,184 Medium - 5,133 18 21,735 26,886 High - 4,052 18 403 4,473 Total 310,151 327,507 106,303 652,582 1,396,543% 22.2% 23.5% 7.6% 46.7% 100.0% Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 73,384 (R$ 92,439 at 12/31/2024). 120

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I.IV.III - Financial asset collateral 12/31/2025 12/31/2024 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Book value of the assets Fair value of collateral Individuals 190,212 500,667 2,912 1,975 172,391 456,428 3,127 2,736 Personal (1) 9,102 40,167 958 828 8,128 25,156 1,673 1,556 Vehicles (2) 30,321 66,419 1,094 977 31,859 70,772 1,119 1,026 Mortgage loans (3) 150,789 394,081 860 170 132,404 360,500 335 154 Companies (4) 180,843 556,310 83,034 75,174 166,845 592,523 63,892 60,395 Foreign loans - Latin America (4) 196,787 390,985 13,884 5,695 188,756 374,316 12,731 4,201 Total 567,842 1,447,962 99,830 82,844 527,992 1,423,267 79,750 67,332 1) In general requires financial guarantees. 2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. 3) Properties themselves are pledged as collateral. 4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other). Of the total of loan and lease operations, R$ 550,231 (R$ 417,751 at 12/31/2024) represent unsecured loans. 121

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 I.IV.IV - Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 732 (R$ 794 from 01/01 to 12/31/2024). II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17 and BCB Resolution No. 111/21 as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. 122

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts is aligned with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. VaR Total (Historical Simulation) (1) 12/31/2025 12/31/2024 Average Minimum Maximum Total VaR Average Minimum Maximum Total VaR VaR by Risk Factor Group Interest rates 1,303 1,028 1,974 1,376 1,179 988 2,120 2,009 Currencies 40 22 97 51 36 18 64 50 Shares 45 36 89 46 51 35 86 46 Commodities 30 10 67 40 17 8 41 19 Effect of diversification - - - (385) - - - (381) Total risk 1,085 777 1,744 1,128 939 756 1,902 1,743 1) VaR by Risk Factor Group considers information from foreign units. 123

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II.I.I - Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 12/31/2025 12/31/2024 0-30 days 31-180 days 181-365 days 1-5 years Over 5 years Total 0-30 days 31-180 days 181-365 days 1-5 years Over 5 years Total Financial assets 559,569 474,979 324,977 995,761 386,781 2,742,067 617,119 433,855 245,916 923,202 338,412 2,558,504 At amortized cost 534,045 422,780 230,622 540,365 176,532 1,904,344 533,678 347,519 200,787 507,268 208,755 1,798,007 Central Bank of Brazil deposits 146,283 - - - - 146,283 138,518 - - - - 138,518 Interbank deposits 42,901 8,817 7,927 6,543 7 66,195 33,082 10,559 9,888 13,382 14 66,925 Securities purchased under agreements to resell 179,964 85,646 7,927 6,602 456 280,595 201,082 41,460 - - 677 243,219 Securities 9,610 31,094 32,879 187,985 65,905 327,473 12,910 38,878 36,794 164,332 70,938 323,852 Loan and lease operations 155,287 297,223 181,889 339,235 110,164 1,083,798 148,086 256,622 154,105 329,554 137,126 1,025,493 At fair value through other comprehensive income 7,532 11,521 23,676 65,425 24,319 132,473 17,377 16,118 6,382 47,809 18,617 106,303 At fair value through profit or loss 17,992 40,678 70,679 389,971 185,930 705,250 66,064 70,218 38,747 368,125 111,040 654,194 Securities 6,661 30,904 60,564 356,538 174,107 628,774 50,816 57,814 24,538 332,313 94,662 560,143 Derivatives 11,301 9,750 8,311 32,421 11,601 73,384 15,232 12,321 13,888 35,285 15,713 92,439 Other financial assets 30 24 1,804 1,012 222 3,092 16 83 321 527 665 1,612 Financial liabilities 746,216 232,628 153,323 902,936 150,635 2,185,738 777,435 217,860 153,291 745,329 152,728 2,046,643 At amortized cost 734,808 222,355 146,134 870,770 140,225 2,114,292 766,631 203,641 137,520 710,423 142,153 1,960,368 Deposits 378,615 90,880 57,871 567,747 19,369 1,114,482 382,252 90,133 53,767 503,422 25,167 1,054,741 Securities sold under repurchase agreements 329,271 31,537 2,500 35,140 36,159 434,607 322,797 21,378 1,458 5,279 37,875 388,787 Interbank market funds 25,455 96,811 77,530 199,063 7,311 406,170 56,173 87,015 74,950 148,059 6,097 372,294 Institutional market funds 908 2,747 7,768 65,385 77,386 154,194 5,005 5,057 6,971 50,500 73,014 140,547 Other financial liabilities 559 380 465 3,435 - 4,839 404 58 374 3,163 - 3,999 At fair value through profit or loss 11,408 10,273 7,189 32,166 10,410 71,446 10,804 14,219 15,771 34,906 10,575 86,275 Derivatives 11,408 10,199 6,988 32,049 9,116 69,760 10,775 14,179 15,626 34,756 10,077 85,413 Structured notes - - - - 57 57 - - - 12 306 318 Other financial liabilities - 74 201 117 1,237 1,629 29 40 145 138 192 544 Difference assets / liabilities (1) (186,647) 242,351 171,654 92,825 236,146 556,329 (160,316) 215,995 92,625 177,873 185,684 511,861 Cumulative difference (186,647) 55,704 227,358 320,183 556,329 (160,316) 55,679 148,304 326,177 511,861 Ratio of cumulative difference to total interest-bearing assets (6.8)% 2.0% 8.3% 11.7% 20.3% (6.3)% 2.2% 5.8% 12.7% 20.0% 1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. 124

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II.I.II - Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III - Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. 125

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I - Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 77.4% or R$ 1,296,985, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Funding from customers 12/31/2025 12/31/2024 0-30 days Total % 0-30 days Total % Deposits 1,011,751 1,114,482 894,482 1,054,741 Demand deposits 135,383 135,383 8.1% 124,920 124,920 8.0% Savings deposits 177,305 177,305 10.6% 180,730 180,730 11.5% Time deposits (1) 698,034 789,643 47.1% 580,855 735,376 46.9% Other 1,029 12,151 0.7% 7,977 13,715 0.9% Interbank market funds (1) 284,186 406,170 24.3% 189,700 372,294 23.7% Funds from own issue (2) - 2 - - 2 - Institutional market funds 1,048 154,194 9.2% 5,163 140,547 9.0% Total 1,296,985 1,674,848 100.0% 1,089,345 1,567,584 100.0% 1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds. 2) Refers to Securities sold under repurchase agreements with securities from own issue. III.II - Control over liquidity Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 389,723 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 181,290 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows. The average LCR in the period is 215.0% (221.3% at 12/31/2024) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR. From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,499,680 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,202,060 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks. The NSFR at the period closing is 124.8% (122.0% at 12/31/2024), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric. 126

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 12/31/2025 12/31/2024 Financial liabilities 0 – 30 31 – 365 366 – 720 Over 720 days Total 0 – 30 31 – 365 366 – 720 Over 720 days Total Deposits 1,011,753 82,363 11,753 11,083 1,116,952 894,493 132,640 14,588 18,118 1,059,839 Savings 177,305 - - - 177,305 180,730 - - - 180,730 Interbank 410 10,602 824 2 11,838 1,497 1,451 3,848 770 7,566 Time deposit 698,034 71,761 10,929 11,081 791,805 580,855 131,189 10,740 17,348 740,132 Demand 135,383 - - - 135,383 124,920 - - - 124,920 Other deposits 621 - - - 621 6,491 - - - 6,491 Central Bank of Brazil deposits (152,376) (11,403) (1,737) (1,759) (167,275) (137,510) (19,100) (1,564) (2,524) (160,698) Savings (22,349) - - - (22,349) (30,763) - - - (30,763) Time deposit (109,035) (11,403) (1,737) (1,759) (123,934) (84,567) (19,100) (1,564) (2,524) (107,755) Demand (20,992) - - - (20,992) (22,180) - - - (22,180) Securities sold under repurchase agreements 351,460 34,833 2,639 151,901 540,833 352,257 23,772 572 77,597 454,198 Government securities 283,969 12,024 2,639 151,898 450,530 274,340 7,511 290 76,463 358,604 Corporate securities 34,569 22,636 - 3 57,208 27,191 15,642 282 1,134 44,249 Foreign 32,922 173 - - 33,095 50,726 619 - - 51,345 Interbank market funds 284,186 60,270 39,307 52,411 436,174 189,700 114,859 33,650 60,238 398,447 Institutional market funds 1,048 11,324 69,055 92,451 173,878 5,163 15,436 54,277 100,802 175,678 Derivatives 11,408 17,187 12,023 29,142 69,760 10,775 29,805 12,566 32,267 85,413 Forward 3,203 1,033 119 26 4,381 1,435 2 - 13 1,450 Options 513 3,951 1,496 2,442 8,402 3,902 14,825 1,065 796 20,588 Swaps 5,078 6,262 8,601 25,512 45,453 3,187 7,957 10,065 30,185 51,394 Other derivatives 2,614 5,941 1,807 1,162 11,524 2,251 7,021 1,436 1,273 11,981 Other financial liabilities - 275 117 1,237 1,629 29 185 138 192 544 Total financial liabilities 1,507,479 194,849 133,157 336,466 2,171,951 1,314,907 297,597 114,227 286,690 2,013,421 Off-balance commitments 12/31/2025 12/31/2024 Note 0 – 30 31 – 365 366 – 720 Over 720 days Total 0 – 30 31 – 365 366 – 720 Over 720 days Total Financial guarantees 4,170 49,367 25,903 54,665 134,105 3,323 42,924 21,910 55,758 123,915 Credit commitments and credits to be released 274,961 60,573 17,518 228,712 581,764 192,814 53,056 19,647 234,297 499,814 Contractual commitments - Fixed and Intangible assets 13, 14 - - - 1 1 - - - - - Total 279,131 109,940 43,421 283,378 715,870 196,137 95,980 41,557 290,055 623,729 127

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 IV - Emerging Risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. V - Social, Environmental and Climate Risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. 128

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 12/31/2025 12/31/2024 Available capital (amounts) Common Equity Tier 1 (CET 1) 185,595 188,265 Tier 1 208,161 206,196 Total capital (PR) 228,589 227,602 Risk-weighted assets (amounts) Total risk-weighted assets (RWA) 1,505,475 1,379,056 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 12.3% 13.7% Tier 1 ratio (%) 13.8% 15.0% Total capital ratio (%) 15.2% 16.5% Additional CET1 buffer requirements as a percentage of RWA Capital conservation buffer requirement (%) 2.5% 2.5% Countercyclical buffer requirement (%) 0.1% 0.1% Bank G-SIB and/or D-SIB additional requirements (%) 1.0% 1.0% Total of bank CET1 specific buffer requirements (%) 3.6% 3.6% At 12/31/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 21,543 (R$ 16,957 at 12/31/2024) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 19,034 (R$ 20,497 at 12/31/2024). 129

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 The Basel Ratio reached 15.2% at 12/31/2025, a reduction of 1.3 p.p. in relation to that calculated at 12/31/2024. The variation reflects the effects of interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 108,151 (R$ 117,278 at 12/31/2024), well above the Capital Buffer requirement of R$ 53,686 (R$ 49,049 at 12/31/2024), widely covered by available capital. The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2025, fixed assets ratio reached 19.4% (18.5% at 12/31/2024), showing a surplus of R$ 69,887 (R$ 71,704 at 12/31/2024). II - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: • RWACPAD = portion related to exposures to credit risk, calculated using standardized approach. • RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil. • RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach. • RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil. • RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach. RWA 12/31/2025 12/31/2024 Credit risk (excluding counterparty credit risk) 1,199,103 1,108,011 Of which: standardized approach for credit risk 1,119,760 1,038,238 Of which: foundation internal rating-based approach (F-IRB) - - Of which: advanced internal rating-based approach (A-IRB) 79,343 69,773 Counterparty credit risk (CCR) 29,789 44,837 Of which: standardized approach for counterparty credit risk (SA-CCR) 20,340 35,148 Of which: other CCR 9,449 9,689 Equity investments in funds - look-through approach 6,433 4,667 Equity investments in funds - mandate-based approach - - Equity investments in funds - fall-back approach 1,109 716 Securitization exposures in banking book 12,838 9,242 Market Risk 50,248 43,189 Of which: standardized approach (RWAMPAD) 61,438 52,643 Of which: internal models approach (RWAMINT) 30,685 28,471 Operational Risk 143,006 112,827 Payment Services risk (RWASP) NA NA Amounts below the thresholds for deduction 62,949 55,567 Total 1,505,475 1,379,056 III - Recovery Plan In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. 130

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management risks of insurance contracts and private pension I - Management structure, roles and responsibilities ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets. 131

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 II - Underwriting risk In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates. (ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows. The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio. II.I Risk Concentrations ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage. II.II - Sensitivity analysis The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Assumptions Impact in income Impact in stockholders’ equity Insurance Private pension Insurance Private pension Discount rate 0.5 p.p. increase - (48) 57 430 0.5 p.p. decrease - 33 (62) (460) Biometric tables 5% increase (15) 39 - - 5% decrease 15 (41) - - Claims 5% increase (31) - - - 5% decrease 31 - - - III - Liquidity risk Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets. Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations. 132

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c): Period 12/31/2025 12/31/2024 Insurance Private pension Total Insurance Private pension Total 1 year (519) 12,001 11,482 (159) 13,469 13,310 2 years (342) 12,553 12,211 (295) 13,538 13,243 3 years (223) 12,926 12,703 (194) 12,380 12,186 4 years (104) 13,177 13,073 (91) 12,219 12,128 5 years 7 13,281 13,288 1 12,178 12,179 Over 5 years 1,075 257,752 258,827 884 215,436 216,320 Total (1,2) (106) 321,690 321,584 146 279,220 279,366 1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. ITAÚ UNIBANCO HOLDING holds R$ 343,066 (R$ 295,823 at 12/31/2024) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period. IV - Credit risk The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days. Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates. Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted. 133

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 33 - Supplementary information a) Reconciliation of Net income and Stockholders’ equity The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20: Net income Stockholders’ equity 01/01 to 12/31/2025 01/01 to 12/31/2024 12/31/2025 12/31/2024 ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP 45,659 37,318 195,980 202,142 Expected credit loss - Loan and lease operations and other financial assets (1) 535 (1,494) 2,486 1,711 Classification of financial assets (2) 1,169 (528) (3,385) (2,617) Write-off of financial assets (3) (1,453) 63 - 1,453 Reversal of amortization of goodwill 676 722 5,291 4,612 Derivatives used as hedge instruments (4) (1,399) 1,902 1,036 1,937 Hedge of net investments in foreign operations 570 (709) (835) (1,380) Other (900) 3,811 3,928 3,232 ITAÚ UNIBANCO HOLDING - IFRS 44,857 41,085 204,501 211,090 1) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off. 2) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value. 3) Starting 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS. 4) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS. b) Supplementary Law No. 224/25 Published on December 26, 2025, it establishes the increase of the rate of CSLL, producing effects as from April 1, 2026, as follows: • Payment Institutions - increase from 9% to 12% until December 31, 2027, and to 15% as from January 1, 2028. • Legal Entities of Capitalization and Credit, Financing and Investment Companies - increase from 15% to 17.5% until December 31, 2027 and to 20% as from January 1, 2028. This regulation brought effects in Deferred taxes in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended December 31, 2025. c) Financeira Itaú CBD S.A. and Banco Investcred Unibanco S.A. On December 5, 2025, ITAÚ UNIBANCO HOLDING entered into an agreement for the purchase of ownership interest currently held, either directly or indirectly, by Companhia Brasileira de Distribuição and by Grupo Casas Bahia S.A. in the controlled company Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento, for approximately R$ 526. Two years from the closing of the agreement, ITAÚ UNIBANCO HOLDING will acquire the ownership interest indirectly held by Sendas Distribuidora S.A. in the controlled company Banco INVESTCRED Unibanco S.A., for approximately R$ 260, and will hold the investee’s total capital. Effective acquisitions and financial settlements will occur after the necessary regulatory approvals. 134

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Note 34 - Subsequent event Avenue Holding Cayman Ltd On January 30, 2026, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired an additional 17.2% ownership interest in Avenue Holding Cayman Ltd and started holding control of the company with a 50.1% ownership in total capital. The acquisition results from the second stage of the agreement for the purchase and sale of shares entered into in July 2022. Effective acquisitions and financial settlements occurred after the required regulatory approvals. 135

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2025 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in IFRS as of December 31, 2025. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on February 04, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Report of Independent Auditors; . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 136